UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934

            Capital Pacific Holdings, Inc.  (CPH)

                    (Name of Issuer)

         Common Stock, par value $0.10

            (Title of Class of Securities)

                   CUSIP No. 14040M104
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      September 29, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, AF, OO

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,484,340 (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     00

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             SCHEDULE 13D

CUSIP NO.  14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   16.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

      16.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,484,340

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,484,340

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     2,484,340  (See Preliminary Note to Item 5)

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     16.6%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

      This statement relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Capital Pacific
Holdings, Inc. (the "Company"). The Company's principal offices are located at 4100 Macarthur Blvd., Suite 200, Newport Beach, California 92660.

Item 2.  Identity and Background.

     (a)    This statement is filed by:  (i) California
Housing Finance, L.P., a Delaware limited
partnership ("CHF"), with respect to the Shares
held by it; (ii) California Housing Finance, L.L.C.,
a Delaware limited liability company ("CHFLLC"),
with respect to the Shares held by CHF; (iii)
Farallon Capital Management, L.L.C., a Delaware
limited liability company ("FCMLLC"), with respect
to the Shares held by CHF; and (iv) each of Enrique
H. Boilini ("Boilini"), David I. Cohen ("Cohen"),
Joseph F. Downes ("Downes"), Jason M. Fish ("Fish"),
Andrew B. Fremder ("Fremder"), William F. Mellin ("Mellin"),
Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore") and
Thomas F. Steyer ("Steyer"), with respect to the Shares
held by CHF (CHF, CHFLLC, FCMLLC, Boilini, Cohen, Downes,
Fish, Fremder, Mellin, Millham, Moore and Steyer shall
collectively be referred to hereafter as the "Reporting
Persons").

     As stated above, CHF is a Delaware limited partnership.
Its general partner is CHFLLC and its limited partners are Farallon Capital Partners, L.P., a California limited partnership
("FCP"), a discretionary account managed by FCMLLC (the
"Managed Account"), RR Capital Partners, L.P., a Delaware limited partnership ("RR") and Farallon Special Situation
Partners,
L.P., a Delaware limited partnership ("FSSP").

     As stated above, CHFLLC is a Delaware limited liability company. Its manager is FCMLLC. The members of CHFLLC are FCP, the Managed Account, RR and FSSP.

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     Subject to the conditions described in the Preliminary Note to Item 5, the Shares reported hereby for CHF are owned directly by it. CHFLLC, as general partner of CHF, may be deemed to be the beneficial owner of all Shares owned by CHF. FCMLLC, as manager of CHFLLC, may be deemed to be the beneficial owner of all Shares owned by CHF. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FCMLLC, to be the beneficial owner of all Shares owned by CHF. Each of CHFLLC, FCMLLC, Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of CHF, CHFLLC, FCMLLC are set forth on Annex 1 hereto.

      (a) The address of the principal business and principal office of CHF, CHFLLC and FCMLLC is One Maritime Plaza, Suite 1325, San Francisco,
California  94111.

      (b) The principal business of CHF is to invest in and engage in certain financial transactions with the Company and its affilialtes. The principal business of CHFLLC is to act as the general partner of CHF.
The principal business of FCMLLC is that of a registered investment adviser. FCMLLC also acts as the manager of CHFLLC.

      (c)    None of CHF, CHFLLC, FCMLLC
or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d)    None of CHF, CHFLLC, FCMLLC
or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or

PAGE
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administrative body of competent jurisdiction and,
as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other
          Consideration.

     The net investment cost (including commissions) is $10,000,000 for the 2,484,340 Shares held by CHF.

     The consideration for such acquisition was obtained by CHF from working capital contributed by the partners of CHF and from borrowings pursuant to agreements entered into with the following three CHF affiliates (collectively, the "Lenders"): Farallon Capital Institutional Partners, a California limited partnership ("FCIP"), Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II") and Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"). The Lenders obtain their funds from working capital. The partners of CHF obtain their funds as follows: with respect to FCP, from working capital, from borrowings pursuant to a margin account maintained by FCP at Goldman Sachs & Co. and/or from borrowings pursuant to a revolving credit agreement entered into by FCP with ING Baring (U.S.) Capital Corporation; with respect to RR, from working capital and from borrowings pursuant to a margin account maintained by RR at Goldman Sachs & Co.; with respect to FSSP, from working capital; with respect to the Managed Account, from working capital and from borrowings pursuant to a margin account maintained by such account at Goldman Sachs & Co. and with respect to CHFLLC, from working capital contributed by the members of CHFLLC. FCP, RR, FSSP and the Managed Account may hold certain

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securities in their respective
margin accounts at Goldman Sachs & Co., and the accounts may from time to time have debit balances.

Item 4.  Purpose of the Transaction.

     Preliminary Note: On September 29, 1997, CHF was informed that the Board of Directors of the Company approved the restructuring of the Company and its subsidiaries as described below (the "Transaction") and CHF and the Stockholders (as defined below) executed the Investment and Stockholder Agreement (the "Investment and Stockholder Agreement")substantially in the form attached as Exhibit B hereto (as described below).

     The consummation of the Transaction is subject to agreement on the final form of the applicable exhibits to the Investment and Stockholder Agreement and exhibits to the related documents. In addition, the acquisition of the 2,484,340 Shares by CHF as reported in this Schedule 13D, is conditioned upon, among other conditions, the consummation of the Transaction, the receipt of all necessary third party consents, and other customary conditions. If all of the conditions are not satisfied (or waived), CHF will not acquire any of such Shares and will not be a beneficial owner of any of the 16.6% of the Company's Shares as reported herein.

     To the extent the Shares are deemed to have been acquired based on the foregoing Preliminary Note, the Shares were acquired as an investment in the Company made in conjunction with the
Transaction.   Each Reporting Person at any time and from time to
time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other

PAGE
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investment considerations. No Reporting Person has
made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time. In addition, no Reporting Person has made a determination whether or how it may exercise its rights under the "tag-along" or "buy-sell" provisions discussed below.

    The Transaction consists of the following: (i) the Company and its subsidiaries will contribute substantially all of their assets and liabilities to a newly-formed limited liability company (the "New LLC") which is wholly-owned by the Company and its subsidiaries and (ii) immediately after such contribution, and simultaneously with the acquisition of the Shares by CHF, CHF will contribute $30 million to the New LLC in exchange for 32.07% of the equity interests in the New LLC. The Company and its subsidiaries will retain the remaining 67.93% of the equity interests of the New LLC and the Company will be the sole manager of the New LLC. In addition, as part of the Transaction, the operations of the Company will be restructured such that the present business of the Company will be conducted through the New LLC and future business of the Company will, unless CHF otherwise consents, be conducted through one or more separate limited liability companies or limited partnerships which will be established for such purpose.

     In connection with the Transaction, CHF, the Company, the New LLC and two of the Company's stockholders (namely, CPH2, LLC and CPH3, LLC) (the "Stockholders") will enter into several agreements relating to the Shares in addition to the Investment and Stockholder Agreement, which agreements are detailed below and attached hereto.

     CHF, the Company, the New LLC and the Stockholders have entered into the Investment and Stockholder Agreement. Pursuant to Section 6.05 of the Investment and Stockholder Agreement, CHF is granted several minority protections with respect to

PAGE
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the Company which gives CHF the right to prevent certain
transactions and actions by the Company, including the ability to veto the annual business plan of the Company. For a complete description of such protections see Section 6.05 of Exhibit B. (Section 6.05(2)). These minority protections are intended to protect CHF's investment in the Company and the New
LLC. CHF intends to use such minority protections to maximize and protect the value ofCHF's investment in the Company and the New LLC.

     The Investment and Stockholder Agreement also contains in
Section 7.03 a "buy-sell" arrangement pursuant to which, from and after the date which is 36 months after the date of consummation of the Transaction, either CHF or the Stockholders may make an offer to buy all of the other party's shares of Company stock and interests in the New LLC, or sell all of their shares of Company stock and interests in the New LLC to the other party, at an offer price. The party receiving such offer has the right either to buy the other party's shares of Company stock and interests in the New LLC, or to sell their shares of Company stock and interests in the New LLC to the offering party, at the offer price. If CHF were to buy the Stockholders' shares of Company stock pursuant to such arrangement, it would own more than 50% of the outstanding shares of the Company at that time.

     Section 7.01 of the Investment and Stockholder Agreement provides a "tag-along" right of CHF and the Stockholders. This provision provides that if CHF or the Stockholders wish to sell any of their shares of Company stock to a third party, the non-selling party has the right to sell a pro rata portion of their shares of Company stock to such third party on the same terms and conditions.

PAGE
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     Section 7.02 of the Investment and Stockholder Agreement
provides that if at any time either (a) CHF or any of its affiliates acquires any shares of Company stock, CHF will offer to purchase twice as many shares from the Stockholders for the same price, or (b) any of the Stockholders acquires any shares of Company stock, the Stockholders will offer to purchase twice as many shares from CHF for the same price.

     CHF and the Company will also enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit C (the "Registration Rights Agreement") pursuant to which the Company has agreed, upon the request of CHF, to publicly register the Shares held by CHF under the Securities Act of 1933, as amended.

     In order to maximize and protect the value of CHF's investment in the Company and the New LLC and to exercise its minority protections and other rights, the Reporting Persons intend to engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company and its affiliates and subsidiaries, including but not limited to their operations.

     Except to the extent any of the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

PAGE

Item 5.  Interest in Securities of the Issuer.

     Preliminary Note: On September 29, 1997, CHF was informed that the Board of Directors of the Company approved the Transaction and CHF and the Stockholders executed the Investment and Stockholder Agreement substantially in the form attached as Exhibit B hereto (as described in Item 4).

     The consummation of the Transaction is subject to agreement on the final form of the applicable exhibits to the Investment and Stockholder Agreement and exhibits to the related documents. In addition, the acquisition of the 2,484,340 Shares by CHF as reported in this Schedule 13D, is conditioned upon, among other conditions, the consummation of the Transaction, the receipt of all necessary third party consents, and other customary conditions. If all of the conditions are not satisfied (or waived), CHF will not acquire any of such Shares and will not be a beneficial owner of any of the 16.6% of the Company's Shares as reported herein.

     A.     California Housing Finance, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
CHF is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 14,995,000 Shares outstanding as of July 15, 1997 as reported by the Company in its Form 10Q for the period ended May 31, 1997.

            (c)     The trading dates, number of Shares
purchased or sold and the price per Share for all purchases and sales of the Shares in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were privately-negotiated transactions.

            (d) CHFLLC, as general partner of CHF, has the power to direct the affairs of CHF, including the disposition of the proceeds of the sale of the Shares owned by CHF. FCMLLC, as manager of CHFLLC,

PAGE
 has the power to direct the affairs
of CHFLLC, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

B.  California Housing Finance, L.L.C.

     (a), (b)     The information set forth in Rows 7, 8, 9, 10,
11 and 13 of the cover page hereto for CHFLLC is incorporated herein by reference.

     (c)     None.

            (d) FCMLLC, as manager of CHFLLC, has the power to direct the affairs of CHFLLC, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish,
Fremder, Mellin, Millham and Moore are managing members of FCMLLC.

     (e)     Not applicable.

      C.    Farallon Capital Management, L.L.C.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     None.

            (d)    Steyer is the senior managing member of
FCMLLC and Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham and Moore are managing members of FCMLLC.

            (e)     Not applicable.

     D.     Enrique H. Boilini

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

PAGE

            (c)     None.

            (d)  Boilini is a managing member of FCMLLC.

            (e)     Not applicable.

     E.     David I. Cohen

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)    Cohen is a managing member of FCMLLC.

            (e)     Not applicable.

     F.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     Downes is a managing member of FCMLLC.

            (e)     Not applicable.

     G.     Jason M. Fish

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)     None.

            (d)    Fish is a managing member of FCMLLC.

            (e)     Not applicable.

     H.     Andrew B. Fremder

PAGE

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

           (c)     None.

           (d)    Fremder is a managing member of FCMLLC.

            (e)     Not applicable.

      I.    William F. Mellin

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)    Mellin is a managing member of FCMLLC.

            (e)     Not applicable.

     J.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)    Millham is a managing member of FCMLLC.

            (e)     Not applicable.

     K.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

            (d)    Moore is a managing member of FCMLLC.

            (e)     Not applicable.

PAGE

     L.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)    Steyer is the senior managing member of
FCMLLC.

            (e)     Not applicable.

     Subject to the conditions described in the Preliminary
Note to Item 5, the Shares reported hereby for CHF are owned directly by it. CHFLLC, as general partner of CHF, may be deemed to be the beneficial owner of all Shares owned by CHF. FMCLLC, as manager of CHFLLC, may be deemed to be the beneficial owner of all Shares owned by CHF.
Each of Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham, Moore and Steyer may be deemed, as managing members of FCMLLC, to be the beneficial owner of all Shares owned by CHF. Each of CHFLLC, FCMLLC, Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

    In connection with the Transaction, CHF and the Stockholders have entered into an Investment and Stockholder Agreement and will enter into a Registration Rights Agreement. The terms of such agreements are described in Item 4 of this
Schedule 13D, and such agreements are attached as exhibits to the Schedule 13D pursuant to Item 7.

     In addition, CHF and the Stockholders will enter into a Stock Purchase Agreement substantially in the form attached hereto as Exhibit D (the "Stock Purchase
Agreement")

PAGE
 containing customary representations,
warranties, covenants and indemnities. CHF and the manager of the Stockholders will also enter into an agreement substantially in the form attached hereto as Exhibit E (the "Agreement") pursuant to which such manager made certain representations and warranties with respect to the Shares. CHF, the Stockholders and NationsBank, N.A. (the "Escrow Agent") will also enter into an Escrow Agreement substantially in the form attached as Exhibit F hereto (the "Escrow Agreement") pursuant to which CHF will deposit the purchase price for the Shares, and the Stockholders will deposit the Shares, with the Escrow Agent. If the Transaction is consummated prior to November 18, 1997, the Shares will be delivered to CHF and the purchase price to the Stockholders. If the transaction is not consummated by November 18, 1997, the Shares will be returned to the Stockholders and the purchase price will be returned to CHF.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit A a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibits B-F, respectively, the Investment

PAGE
and Stockholder Agreement,
the Registration Rights Agreement, the Stock Purchase
Agreement, the Agreement and the Escrow Agreement, as described in Items 4 and 6 above.


PAGE

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1997


                    CALIFORNIA HOUSING FINANCE, L.P.
                    By: California Housing Finance, L.L.C.,
                    its General Partner
                    By: Farallon Capital Management,  L.L.C.
                    its Manager
                    /s/ Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member

                    CALIFORNIA HOUSING FINANCE, L.L.C.
                    By: Farallon Capital Management,  L.L.C.
                    its Manager
                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member


                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer
                    Senior Managing Member

PAGE

(Continued from previous page)



                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.



     The Powers of Attorney each executed by Boilini, Cohen, Fish, Fremder, Mellin, Millham and Moore authorizing Steyer to sign and file this Schedule 13D on each such person's behalf was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited is hereby incorporated by reference.

PAGE

                                                ANNEX 1



     Set forth below with respect to CHF, CHFLLC and FCMLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of FCMLLC is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.    (a)  California Housing Finance, L.P.
       (b)  c/o Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
              San Francisco, CA  94111
       (c) Invests and engages in certain financial transactions with the Company and its affiliates
       (d)   Delaware limited partnership
       (e)   General Partner:  CHFLLC

2.    (a)   California Housing Finance, L.L.C.
       (b)   c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)   Acts as General Partner of CHF
       (d)   Delaware limited liability company
       (e)   Manager: FCMLLC

3.    (a)    Farallon Capital Management, L.L.C.
       (b)    One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
       (c)    Serves as investment adviser to various
               managed accounts. Also acts as manager of CHFLLC
       (d)    Delaware limited liability company
       (e)    Managing Members: Thomas F. Steyer, Se-
               nior Managing Member; Enrique H. Boilini,
        David I. Cohen, Joseph H. Downes, Jason M.
        Fish, Andrew B. Fremder, William F. Mellin, Stephen L.
               Millham and Meridee A. Moore, Managing
               Members.

4.     (a)    Enrique H. Boilini
        (b)    c/o Farallon Capital Management, L.L.C.
                75 Holly Hill Lane
                Greenwich, CT 06830
        (c)    Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.

PAGE

       (d)    Argentinean Citizen

5.     (a)    David I. Cohen
        (b)   c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
        (c)   Managing Member of Farallon
                Partners, L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
        (d)   South African Citizen

6.     (a)   Joseph F. Downes
        (b)   c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
        (c)   Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-
                tal Management, L.L.C.
        (d)   United States Citizen

7.     (a)     Jason M. Fish
        (b)     c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
        (c)    Managing Member of Farallon Partners,
                 L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
        (d)    United States Citizen

8.     (a)      Andrew B. Fremder
        (b)     c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, CA  94111
        (c)     Managing Member of Farallon
                 Partners, L.L.C.; Managing Member of
                 Farallon Capital Management, L.L.C.
        (d)    United States Citizen

9.     (a)    William F. Mellin
        (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
        (c)    Managing Member of Farallon Partners,
                L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
        (d)    United States Citizen

10.    (a)    Stephen L. Millham
       (b)    c/o Farallon Capital Management, L.L.C.

PAGE

                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
                 L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
       (d)   United States Citizen

11.    (a)    Meridee A. Moore
       (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
       (c)    Managing Member of Farallon Partners,
                 L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
         (d)    United States Citizen

12.    (a)    Thomas F. Steyer
         (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111
         (c)    Managing Member of Farallon Part-
                 ners, L.L.C.; Senior Managing Member of
                 Farallon Capital Management, L.L.C.
         (d)   United States Citizen

PAGE

                       SCHEDULE A

     CALIFORNIA HOUSING FINANCE, L.P.


             NO. OF SHARES      PRICE
TRADE DATE     PURCHASED       PER SHARE
                              (Including
                              commission)


     9/29/97              2,484,340 <1>           $4.03

<1> Such Shares are held subject to the conditions
set forth in the Preliminary Note to Item 5.

PAGE

                    EXHIBIT INDEX

EXHIBIT A      Joint Acquisition Statement
               Pursuant to Rule 13D-(f) (1)

EXHIBIT B      Investment and Stockholder
               Agreement

EXHIBIT C      Registration Rights Agreement

EXHIBIT D      Stock Purchase Agreement

EXHIBIT E      Agreement

EXHIBIT F      Escrow Agreement

PAGE

               EXHIBIT A

PAGE

                         EXHIBIT A

                    to SCHEDULE 13D

                    JOINT ACQUISITION STATEMENT
                    PURSUANT TO RULE 13D-(f)(1)


      The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amend-ments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: September 30, 1997


                 CALIFORNIA HOUSING FINANCE, L.P.
                 By: California Housing Finance, L.L.C.,
                  its General Partner
                  By: Farallon Capital Management,  L.L.C.
                  its Manager
                  /s/ Thomas F. Steyer
                  by: Thomas F. Steyer,
                  Senior Managing Member

                  CALIFORNIA HOUSING FINANCE, L.L.C.
                  By: Farallon Capital Management,  L.L.C.
                   its Manager
                   /s/ Thomas F. Steyer
                   by: Thomas F. Steyer,
                   Senior Managing Member

PAGE

(Continued from previous page)




                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    /s/ Thomas F. Steyer
                    by: Thomas F. Steyer
                    Senior Managing Member




                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

          EXHIBIT B

PAGE

--------------------------------------------------------------

                    INVESTMENT AND STOCKHOLDER AGREEMENT

                                BY AND AMONG

                      CALIFORNIA HOUSING FINANCE, L.P.

                       CAPITAL PACIFIC HOLDINGS, INC.

                      CAPITAL PACIFIC HOLDINGS, L.L.C.,

             THE SUBSIDIARIES OF CAPITAL PACIFIC HOLDINGS, INC.
                  SET FORTH ON THE SIGNATURE PAGES HERETO,

                                     AND

                             THE STOCKHOLDERS OF
                 CAPITAL PACIFIC HOLDINGS, INC. NAMED HEREIN

                          DATED SEPTEMBER 29, 1997





PAGE

         THIS INVESTMENT AND STOCKHOLDER AGREEMENT (this "Agreement"), dated September 29, 1997, is by and among CAPITAL PACIFIC HOLDINGS, INC., a Delaware corporation (the "Company"), CAPITAL PACIFIC HOLDINGS, L.L.C., a Delaware limited liability company, THE SUBSIDIARIES OF THE COMPANY SET FORTH ON THE SIGNATURE PAGES HERETO (the "Subsidiaries"), CALIFORNIA HOUSING FINANCE, L.P., a Delaware limited partnership (the "Purchaser") and CPH2, L.L.C. and CPH3, L.L.C., each a Delaware limited liability company (CPH2, L.L.C. and CPH3, L.L.C. are herein sometimes individually referred to as a "Stockholder" and collectively as the "Stockholders.)"

         WHEREAS, simultaneously with the execution of this Agreement, the Stockholders and the Purchaser have entered into a Stock Purchase Agreement(the "Stock Purchase Agreement"), pursuant to which the Stockholders shall sell, and the Purchaser shall buy, 2,484,340 shares (the "Shares") of Common Stock, $.10 par value, of the Company (the "Common Stock") for $10,000,000 (the "Purchase Price") and the Purchasers, the Stockholders and Nationsbank, N.A. as escrow agent have entered into an Escrow Agreement (the "Escrow Agreement")pursuant to which the Stock and the Purchase Price are escrowed pending the consummation of the transactions contemplated by this Agreement;

         WHEREAS, the Company, the Subsidiaries and the Purchaser have agreed that on the terms and conditions contained herein the Company and the Subsidiaries shall transfer substantially all of their respective assets to Capital Pacific Holdings L.L.C., a newly organized Delaware limited liability company (the "New L.L.C.") and the Purchaser shall contribute $30,000,000 to the capital of the New L.L.C. and execute a counterpart of the Amended and Restated Limited Liability Company Agreement of the New L.L.C. in the form of Exhibit A (the "New L.L.C. Agreement") in return for a 32.07% membership interest in the New L.L.C.;

         WHEREAS, simultaneously with the execution of this Agreement the Purchaser and the Company have entered into a Registration Rights Agreement in the form of Exhibit B with respect to the Shares (the "Registration Rights Agreement" and together with the Stock Purchase Agreement, the New L.L.C. Agreement, this Agreement, and all other documents pursuant to which the Company and the Subsidiaries contribute their assets to the New L.L.C. and the Escrow Agreement, the "Related Agreements");

         WHEREAS, the Company, the Subsidiaries and the Stockholders have agreed to conduct all of the Company's and the Subsidiaries' future and existing business activities in the New L.L.C. or in future limited liability companies or limited partnerships in which Purchaser shall have a 42.76% interest (32.07% directly through its ownership of such future interests and 10.69% indirectly through its ownership of the Shares (subject to adjustment as provided herein)) as the result of its capital investment in the New L.L.C. and the purchase of the Shares;

         WHEREAS, the Company, the Subsidiaries and the Stockholders have agreed to grant Purchaser the opportunity to provide equity, construction and development financing for future

PAGE
projects of the Company and its future affiliates for which outside financing in excess of $1 million is required;

         WHEREAS, the Company, the Purchaser and the Stockholders desire to impose certain restrictions on the disposition and transfer of all of the shares of Common Stock owned by the Purchaser and the Stockholders, and the limited liability company interests in the New L.L.C. and each future limited liability company or limited partnership owned by the Company, the Subsidiaries and the Purchaser, and the purchase of further Common Stock in the Company and to set forth certain voting agreements with respect to such Common Stock and limited liability company and partnership interests and to create certain purchase and sale rights and options with respect to such Common Stock and limited liability interests.

         NOW, THEREFORE, in consideration of the premises, and the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

                                   ARTICLE I
                                THE TRANSACTION

         SECTION 1.01     THE TRANSACTION.  On the terms and
subject to the conditions set forth in this Agreement:

         (a) on or prior to the Closing Date (defined below), the Company and each of the Subsidiaries shall transfer all of their respective properties, contracts, rights and other assets of every kind, both tangible and intangible,excluding only the Excluded Assets (as defined in Section 5.1 of the New L.L.C. Agreement) (the assets to be so transferred are referred to herein as the "Transferred Assets") to the New L.L.C. in exchange for 100% of the membership interests in the New L.L.C., and the New L.L.C. will assume all of the liabilities of the Company and the Subsidiaries (whether known or unknown)provided that liabilities arising with respect to the period after the Closing Date shall be allocated among the New L.L.C., the Mirror Companies and the Future Affiliate in accordance with Section 6.05(c) below;

         (b) after completion of the transfers set forth in paragraph (a),on the Closing Date the Purchaser shall contribute to the capital of the New L.L.C. the sum of $30,000,000 in exchange for newly issued membership interests in the New L.L.C. equal to 32.07% of the outstanding membership interests in the New L.L.C. after taking into account such issuance (and the membership interests of the Company and the Subsidiaries shall be diluted accordingly to 67.93%);

         (c) immediately after completion of the contribution described in clause (b) above, the Purchaser shall consummate the purchase from the Stockholders of the Shares for the Purchase Price pursuant to the Stock Purchase Agreement and the Escrow Agreement;

         (d) on the Closing Date, the parties hereto shall execute and deliver the documents and consummate the transactions described in Section 5.02 of this Agreement.

PAGE

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY,
                      THE SUBSIDIARIES AND THE NEW L.L.C.

         Each of the Company, the Subsidiaries, the New L.L.C., jointly and severally represents and warrants to the Purchaser as of the date hereof and as of the Closing Date:

SECTION 2.01 ORGANIZATION, QUALIFICATIONS AND CORPORATE POWER. Each of the Company, the New L.L.C. and each Subsidiary is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Company, the Subsidiaries and the New L.L.C. (a) has or will have all on the Closing Date necessary power and authority and all governmental licenses, authorizations and consents and approvals required to own its properties now owned or proposed to be owned immediately after the Closing Date and to carry on its business as now conducted, (b) is or will be on the Closing Date duly qualified under the laws of each jurisdiction in which qualification is required to own, lease or license its properties so owned, leased or licensed or proposed to be owned, leased or licensed immediately after the Closing Date or to carry on its business as now conducted or so proposed to be conducted immediately after the Closing Date except where the failure to so qualify will not have a Material Adverse Effect and (c) has all necessary power and authority to execute and deliver each of the Related Agreements to which it is or may become a party and to consummate the transactions contemplated thereby.

SECTION 2.02 INTEREST OWNERSHIP. Immediately before the consummation of the transactions contemplated to take place on the Closing Date, the Company and one or more of its wholly-owned subsidiaries will be collectively the beneficial and record owner of all of the outstanding membership interests of the New L.L.C. Immediately after the consummation of the transactions contemplated by this Agreement to take place on the Closing Date, the persons and entities listed on Schedule 2.02 will be the sole legal, record and beneficial owners of the number and percentage of issued and outstanding shares of each class of the Company's Common Stock and membership interests in the New L.L.C. set forth opposite its name on Schedule 2.02. The Subsidiaries and Bayhill Escrow shall immediately before the Closing Date constitute all of the direct and indirect subsidiaries of the Company.

SECTION 2.03 AUTHORIZATION OF AGREEMENTS. The execution and delivery by each of the Company, the Subsidiaries and the New L.L.C. of the Related Agreements to which they are party and the performance of their respective obligations under the Related Agreements to which they are party have been duly authorized by all necessary corporate or limited liability company action on the part of the Company, the Subsidiaries and the New L.L.C.

SECTION 2.04 VALIDITY. This Agreement has been, and each other Related Agreement to which they are party upon its execution and delivery as provided herein will be, duly executed and delivered by the Company, the Subsidiaries, and the New L.L.C. and this Agreement constitutes and each other Related Agreement upon its execution and delivery as provided herein will be, the legal, valid and binding obligation of such entity, enforceable against such entity in

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
accordance with its terms, except as the enforceability hereof may be limited(i) by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (ii) by general equitable principles regardless of whether considered in a proceeding in equity or at law.

SECTION 2.05 GOVERNMENTAL APPROVALS. Subject to the continued accuracy of the representations and warranties of the Purchaser set forth in Section 3.04 of the Stock Purchase Agreement, no registration or filing with, or consent or approval of, or other action by, any Federal, state or other governmental agency or instrumentality or regulatory body is necessary for the valid execution, delivery and performance by the Company, the Subsidiaries, or the New L.L.C. of the Related Agreements, other than (i) satisfaction by the Company of its future periodic reporting obligations under the Securities Exchange Act of 1934 and the associated regulations and (ii) revisions to the Subdivision Approvals as defined in Schedule
2.08 to reflect the transactions contemplated by this Agreement which will be obtained prior to or following the Closing in the ordinary course of business the failure to obtain which prior to Closing will not (except in the case of any Subdivision Approval marked with an asterisk in Schedule 2.08, if any) have a Material Adverse Effect.

SECTION 2.06     ASSET TRANSFER AND ASSUMPTION OF LIABILITIES.
At or prior to the Closing, the Company and the Subsidiaries will have transferred all of their respective assets to the New L.L.C. and the New L.L.C. shall have assumed all of the Company's and such Subsidiaries' liabilities, provided, however, that the Excluded Assets will not be transferred to the New L.L.C.

SECTION 2.07 CONTRAVENTION. Neither the execution, delivery and performance of any Related Agreement by the Company, any Subsidiary, or the New L.L.C. nor the consummation of the transactions contemplated hereby or thereby will (with or without notice or lapse of time or both) conflict with, violate or breach (a) any provision of the Company's, any Subsidiaries', or the New L.L.C.'s organizational documents, (b) any law, rule, regulation or order by which the Company, any Subsidiary, or the New L.L.C. or any of the Transferred Assets or any of their properties may be bound or affected, or (c) subject to obtaining the Approvals, any material agreement to which the Company, any Subsidiary, or the New L.L.C. is a party or by which the Company, the New L.L.C., any Subsidiary, or the Transferred Assets or any of their other properties may be bound or affected.

SECTION 2.08 THIRD-PARTY APPROVALS. Other than as set forth in Schedule 2.08, no material authorization, consent, order or approval of, notice to or registration or filing with, or any other action by any person or entity (each an "Approval") is required in connection with the valid execution, delivery and performance by the Company, the Subsidiaries, or the New L.L.C. of this Agreement or any of the Related Agreements. All Approvals will be obtained on or prior to the Closing Date other than Approvals the failure to obtain which will not have a Material Adverse Effect. Schedule 2.08 sets forth a list of all material Approvals.

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

SECTION 2.09     FINANCIAL INFORMATION.

         (a) The audited consolidated balance sheets of the Company and the Subsidiaries dated as of February 28, 1997, February 29, 1996 and February 28, 1995 and the unaudited consolidated balance sheet of the Company and the Subsidiaries dated May 31, 1997 were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis in accordance with the past practice of the Company and fairly present the consolidated financial position of the Company and the Subsidiaries as of their respective dates.

         (b) The audited consolidated statements of operations, statements of changes in shareholder's equity and statements of cash flows of the Company and the Subsidiaries for the 12-month periods ended February 28, 1997, February
29, 1996 and February 28, 1995, and the unaudited consolidated statement of operations, statement of changes in shareholders equity and statement of cash flows of the Company and the Subsidiaries for the three (3) month period ended
May 31, 1997 were prepared in accordance with GAAP applied on a consistent basis in accordance with the past practice of the Company and fairly present the consolidated results of operations, changes in shareholder's equity and cash flows of the Company and the Subsidiaries for such period.

SECTION 2.10 LITIGATION. There is no pending or threatened litigation, suit, action or proceeding that (a) questions the validity of any of the Related Agreements or that seeks to prohibit or restrain the consummation of the transactions contemplated by this Agreement or any of the Related Agreements or (b) could reasonably be expected to have a Material Adverse Effect.

SECTION 2.11 LICENSES. The Company, each Subsidiary and the New L.L.C. owns, holds or possess all material permits, licenses, franchises, registrations, qualifications or other authorizations ("Licenses") necessary to in all material respects entitle the Company, each Subsidiary and the New L.L.C. to use its respective name, to own or lease, operate and use its respective assets and properties and to carry on and conduct its business, as contemplated by the provisions of the New L.L.C. Agreement, including without limitation the delegations of functions by the Company to the Subsidiaries contemplated thereby, and all such Licenses are validly held and in full force and effect. Subject to obtaining the Subdivision Approvals, no such License will under its current terms be subject to suspension, modification, revocation, cancellation or non-renewal as a result of the execution, delivery or performance of any of the Related Agreements.

SECTION 2.12 COMPLIANCE WITH LAWS. Each of the Company, the Subsidiaries,and the New L.L.C. are in compliance with each law, rule or regulation applicable to their respective business, properties or operations except where non-compliance will not have a Material Adverse Effect.

SECTION 2.13     NO MATERIAL ADVERSE EFFECT.  Since February 28,
1997, there has not occurred any event, act, condition or occurrence, which has (a) had a material adverse effect upon the business, results of operations, contracts, assets (whether tangible or intangible),

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
liabilities, obligations, condition (financial or otherwise), or prospects of the Company, the Subsidiaries or the New L.L.C. taken as a whole or (b)impaired, hindered or adversely affected in any material respect the ability of the Company, any Subsidiary or the New L.L.C. to perform any of their obligations under the Related Agreements (each of (a) and (b), a "Material Adverse Effect").

SECTION 2.14     THE TRANSFERRED ASSETS.

         (a) As of the Closing Date, the New L.L.C. will have good and marketable title to each of the Transferred Assets, subject only to liens and encumbrances of record and other customary liens and encumbrances.

         (b) The transactions contemplated to take place on the Closing Date shall not create any liens or encumbrances on any of the Transferred Assets other than amendments and substitutions for existing liens and encumbrances to reflect the transfer of Transferred Assets to, and assumption of liabilities by, the New L.L.C.

         (c) The Transferred Assets together with the Excluded Assets comprise all real property and personal property, tangible or intangible, owned or used by the Company and the Subsidiaries (i) used or useful in the business of the Company and the Subsidiaries as conducted immediately prior to the Closing Date and (ii) reflected in the financial statements referred to in Section 2.09, and immediately after the Closing the New L.L.C. shall have the right to utilize such Transferred Assets subject to no material restrictions
(other than those to which the Company and its Subsidiaries are subject immediately prior to the Closing).

SECTION 2.15 RESTRICTED PAYMENTS. Since February 28, 1997, neither the Company nor the New L.L.C. has made (a) any dividend or other distribution on(i) any shares of the Company's capital stock or (ii) any of the New L.L.C.'s membership interests or (b) any payments in cash or otherwise, on account of the purchase, redemption, retirement or acquisition of (i)(x) any shares of the Company's capital stock or (y) any of the New L.L.C.'s membership interests or(ii) any option, warrant or other right to acquire
(x) shares of the Company's capital stock or (y) any of the New L.L.C.'s membership interests.

SECTION 2.16 MISSTATEMENTS. No representation or warranty of the Company, the Subsidiaries or the New L.L.C. contained in any Related Agreement contains any material misstatement of fact or omits to state a material fact necessary to make the statement contained therein not materially misleading. None of the information regarding the actual assets, operations or liabilities of the Company, the Subsidiaries or the New L.L.C. provided by the Company to the Purchaser in writing prior to the date hereof, including without limitation, the business plan set forth as Exhibit A to the New L.L.C. Agreement and related documents (the "Information Documents") contains a material misrepresentation of fact or omitted to state a material fact necessary to make the information set forth in such writing at the level of detail there set forth not materially misleading at the time of such delivery, provided,however, that (a) the Company makes no representation whatsoever regarding any projection of future activity of the Company other than that at the time of such projection it represented the good faith

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
expectations of the Company based upon assumptions the Company believed reasonable at the time, (b) the Company has made available to the Purchaser full access to all Company records in its possession or in the possession of its consultants which records include information which provides an additional level of detail (but does not contradict) the Information
Documents.

SECTION 2.17 TAXES. Each of the Company and the Subsidiaries has filed all material federal, state, local and foreign tax returns that are required to be filed by it and have paid all taxes due pursuant to those returns or pursuant to any assessment received by it.

SECTION 2.18 ENVIRONMENTAL VIOLATIONS. The Company and the Subsidiaries have no knowledge that the Company or the Subsidiaries or their business or properties are in violation of any applicable federal, state or local environmental law, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Resource Conservation and Recovery Act of 1976, as amended and the Toxic Substances Control Act (collectively "Environmental Laws"), except violations which will not have a Material Adverse Effect.


                                  ARTICLE  III
                REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser represents and warrants to the Company, the Subsidiaries, and the New L.L.C. that:

SECTION 3.01     ORGANIZATION AND CORPORATE POWER.

         (a) The Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has the partnership power and authority to execute, deliver and perform all of the Related Agreements to which it is a party.

         (b) California Housing Finance L.L.C. is the sole general partner of the Purchaser and is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the company power and authority to execute and deliver the Related Agreements on behalf of the Purchaser.

SECTION 3.02 AUTHORIZATION OF AGREEMENTS, ETC. The execution and delivery by the Purchaser of the Related Agreements and by its general partner on behalf of the Purchaser and the performance by the Purchaser of its obligations thereunder have been duly authorized by all requisite limited partnership and limited liability company action.

SECTION 3.03 VALIDITY. This Agreement has been and each other Related Agreement upon its execution and delivery as provided herein will be duly executed and delivered by the Purchaser and constitutes and each other Related Agreement upon its execution and delivery as provided herein will be, the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms except as the enforceability thereof may be limited (i) by bankruptcy,

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
insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (ii) by general equitable principles regardless of whether considered in a proceeding in equity or at law.

SECTION 3.04     INVESTMENT REPRESENTATIONS.

         (a) The Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and has, together with its Affiliates, sufficient knowledge and experience in investing in companies similar to the New L.L.C. so as to be able to evaluate the risks and merits of its investment in the New L.L.C. and it is able financially to bear the risks thereof;

         (b) The Purchaser has had an opportunity to discuss the Company's and the New L.L.C.'s business, management and financial affairs with the Company's management to its satisfaction and, except for reliance on the representations and warranties contained in the Related Agreements and the Information Documents, has relied solely upon its own diligence with respect to the business and properties of the Company and the New L.L.C.; and

         (c) The Purchaser has had full access to records of the Company in the possession of the Company and its consultants and accountants and the Purchaser has availed itself of such access to the extent it believed necessary in connection with determining to effect the transactions contemplated by the Related Agreements.

SECTION 3.05 CONTRAVENTION. Neither the execution, delivery or performance of any Related Agreement nor the consummation of the transactions contemplated hereby or thereby will (with or without notice or lapse of time or both)conflict with, violate or breach (a) any provision of the Purchaser's organizational documents, (b) any law, rule regulation or order by which the Purchaser or any of its properties may be bound or affected, or
(c) any material agreement to which the Purchaser is a party or by which the Purchaser or any of its properties may be bound or affected.

SECTION 3.06 THIRD-PARTY APPROVALS. No authorization, consent, order or approval of, notice to or registration or filing with, or any other action by any person or entity is required in connection with the valid execution, delivery and performance by the Purchaser of any of the Related Agreements other than any filings necessary pursuant to Sections
13 and 16 of the Securities Exchange Act of 1934 and associated regulations.

SECTION 3.07     FINANCIAL CAPACITY.  The Purchaser will on the
Closing Date have the financial capacity to carry out its obligations under the Related Agreements.

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
SECTION 3.08 LITIGATION. There is no litigation, suit, action or proceeding arising out of any action or inaction of Purchaser (a) that questions the validity of any of the Related Agreements or that involves or relates to any of the transactions contemplated by any of the Related Agreements, (b) that could reasonably be expected to adversely affect the Purchaser's ability to perform its obligations under the Related Agreements to which it is a party.

SECTION 3.09 MISSTATEMENTS. No representation or warranty of Purchaser contained in any Related Agreement contains any material misstatement of fact or omits to state a material fact necessary to make the statement contained therein not materially misleading.


                                   ARTICLE IV
                         THE CONDITIONS TO THE CLOSING

SECTION 4.01 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY, THE NEW L.L.C. AND THE SUBSIDIARIES. The obligations of the Company, the New L.L.C. and the Subsidiaries to perform their respective obligations set forth below to be performed on the Closing Date are subject to the satisfaction or waiver on or before the Closing Date of the following conditions:

         (a) Representations and Warranties of the Purchaser to be True and Correct. The representations and warranties of the Purchaser contained in the Related Agreements shall be true, complete and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, and the general partner of the Purchaser shall have certified in writing to the Company to such effect.

         (b) The Purchaser's Performance. The Purchaser shall have performed and complied in all material respects with all covenants and agreements contained in the Related Agreements required to be performed or complied with by it prior to or at the Closing Date and the general partner of the Purchaser shall have certified to the Company in writing to such effect and to the further effect that the conditions set forth in clauses
(a) and (b) of this Section 4.01 have been satisfied.

         (c) Supporting Documents. The Company shall have received copies of the following documents:

                 (i)   (A) the Certificates of Limited
Partnership and the Limited Partnership Agreement, both certified as of a recent date by a member of the Purchaser and (B) certificates of the Secretary of State of the State of Delaware dated as of a recent date as to the due organization and good standing of the Purchaser and its general partner.

                 (ii) such additional supporting documents and other information with respect to the operations and affairs of Purchaser as the Company or its counsel may reasonably request.

         (d) Litigation. As of such Closing Date, there shall not (i) be in effect any judgment, order, injunction or decree of any court of competent jurisdiction, the effect of which is to

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
prohibit or restrain the consummation of the transactions contemplated by this Agreement or award any material damages (after taking into account any damages for which full insurance coverage is not in dispute) with respect to the transactions contemplated by this Agreement or (ii) be pending any action or proceeding by a governmental authority which seeks any of the foregoing.

         (e) No Change in Law. There shall not have been any action, or any statute enacted, by any government or agency thereof which would in any material respect prohibit or render the parties unable to consummate the transactions contemplated hereby or make the transactions contemplated hereby illegal.

         (f)     Approvals.  All of the Approvals set forth in
Schedule 2.08 hereto and bearing an asterisk shall have been received.

         (g) Stock Purchase Agreement Conditions. The conditions to the obligations of the Stockholders to be performed at the Closing of the transactions contemplated by the Stock
Purchase Agreement shall have been satisfied.

         (h)     Related Agreements.  The Company, the
Subsidiaries, the New L.L.C. and the Stockholders party thereto shall have received each of the Related Agreements, duly executed, to which the Purchaser is party.

         (i) Deliveries. The Purchaser shall have made, or stand willing to make all of the deliveries required by Section
5.02(a) below.

SECTION 4.02     CONDITIONS TO THE OBLIGATIONS OF THE
STOCKHOLDERS. The obligations of the Stockholders to perform their obligations set forth below on the Closing Date are subject to the satisfaction or waiver in writing, on or before the Closing Date, of the conditions to the obligations of the Stockholders to be performed at the closing of the transactions contemplated by the Stock Purchase Agreement.

SECTION 4.03 CONDITIONS TO THE OBLIGATIONS OF THE PURCHASER. The obligation of the Purchaser to perform its obligations set forth below on the Closing Date is subject to the satisfaction or waiver in writing, on or before the Closing Date, of all of the following conditions:

         (a) Representations and Warranties of the Company, the Subsidiaries, and the New L.L.C. to be True and Correct. The representations and warranties of the Company, the Subsidiaries, the Stockholders and the New L.L.C. contained in the Related Agreements shall be true, complete and correct in all respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, and an officer of the Company, the Subsidiaries, the Stockholders and the New L.L.C. shall have respectively certified in writing to the Purchaser to such effect.

         (b)     The Company's, the Subsidiaries', and the New
L.L.C.'s Performance.  The Company, the Subsidiaries, the
Stockholders and the New L.L.C. shall have performed and

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

complied in all material respects with all covenants and agreements contained in this Agreement and Related Agreements to be performed prior to the Closing Date, and an officer of the Company, the Subsidiaries and the Stockholders shall have respectively certified to the Purchaser in writing to such effect and to the further effect that the conditions set forth in clauses (a) and (b)of this Section 4.03 have been satisfied.

         (c) Supporting Documents. The Purchaser shall have received copies of the following documents:

                 (i)      (A) the Second Restated Articles of
Incorporation (as amended) and Second Amended and Restated Bylaws of the Company, both certified as of a recent date by an officer of the Company and (B) certificates of the Secretary of State of the State of Delaware and of the State of California dated as of a recent date respectively certifying as to the due organization and good standing in Delaware and qualification in California of the Company.

                 (ii) (A) the Certificate of Formation and the Limited Liability Company Agreement of the New L.L.C., both certified as of a recent date by a member of the New L.L.C. and
(B) certificates of the Secretary of State of the State of Delaware and of the State of California dated as of a recent date respectively certifying as to the due organization and good standing in Delaware and qualification in California of the New L.L.C.

                 (iii) a certificate of the Secretary or an Assistant Secretary of the Company and the Subsidiaries dated the Closing Date and certifying: (A) that attached thereto is a true and complete copy of all resolutions adopted by the Board of Directors of the Company and the Subsidiaries, as required, authorizing the execution, delivery and performance by the Company and the Subsidiaries of this Agreement and (B) that such resolutions are in full force and effect.

                 (iv)     such additional supporting documents
and other information with respect to the operations and affairs of the Company and the Subsidiaries or the New L.L.C. as the Purchaser or its counsel may reasonably request.

         (d) Litigation. As of the Closing Date, there shall not (i) be in effect any judgment, order, injunction or decree of any court of competent jurisdiction, the effect of which is to prohibit or restrain the consummation of the transactions contemplated by this Agreement or award any material damages (after taking into account any damages for which full insurance coverage is not in dispute) with respect to the transactions contemplated by this Agreement or (ii) be pending any action or proceeding by a governmental authority which seeks any of the foregoing.

         (e) No Change in Law. There shall not have been any action, or any statute enacted, by any government or agency thereof which would in any material respect prohibit or render the parties unable to consummate the transactions contemplated hereby or make the transactions contemplated hereby illegal.

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
         (f) No Material Adverse Change. There shall have occurred since February 28, 1997 (the "Balance Sheet Date") no Material Adverse Effect provided, however, that a writeoff of up to Eight Million Dollars ($8,000,000)of the book value of the Company shall not be considered in determining whether there has been a Material Adverse Effect.

         (g) Stock Purchase Agreement Conditions. The conditions to the obligations of the Purchaser to be performed at the Closing of the transactions contemplated by the Stock
Purchase Agreement shall have been satisfied.

         (h) Related Agreements. The Purchaser shall have received each of the Related Agreements, duly executed and delivered by the Company, the Subsidiaries, the New L.L.C. and the Stockholders party thereto.

         (i) Asset Transfer. The New L.L.C. shall have received good and marketable title to each of the Transferred Assets subject only to liens and encumbrances of record and other customary liens and encumbrances and free of any additional liens resulting from the transactions contemplated to take place at the Closing other than those described in Section 2.14(b) above.

         (j) Approvals. The Purchaser shall have received certified copies of all Approvals set forth on Schedule 2.08 and bearing an asterisk.

         (k) Deliveries. The Company and the Stockholders shall have made, or stand willing to make, all of the deliveries required by Sections 5.02(b)and (c) below.

         (l) Makarechian Agreement. Hadi Makarechian ("Makarechian") shall have executed and delivered the side letter agreement (the "Makarechian Agreement") between Makarechian and the Purchaser in the form previously negotiated. The representations and warranties of Makarechian contained in the Makarechian Agreement shall be true, complete and correct in all respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date. Makarechian shall have performed and complied in all material respects with all covenants and agreements contained in the Makarechian Agreement to be performed prior to the Closing Date.

                                   ARTICLE V
                                  THE CLOSING

SECTION 5.01     CLOSING DATE.

         The Closing Date shall be the later of (i) October 1,
1997 and (ii)the date upon which the conditions to the respective obligations of the Company and the Purchaser have been satisfied or waived in writing.

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
SECTION 5.02 DELIVERIES AT CLOSING. On the Closing Date on the terms and subject to the conditions of this Agreement:

         (a)     The Purchaser shall:

                 (i)     contribute, by wire transfer of
immediately available funds, the sum of Thirty Million Dollars
($30,000,000) to an account of the New L.L.C. specified in writing by the Company;

                 (ii)    deliver to the Escrow Agent a signed
counterpart of the joint escrow instructions in the form of Exhibit A to the Escrow Agreement(the "Joint Escrow
Instructions");

                 (iii) execute and deliver a signed counterpart of the New L.L.C. Agreement in the form of Exhibit A, provided however, that Exhibit D to such New L.L.C. Agreement is subject to change in the discretion of the Company to reflect the writeoff described in Section 2.13 hereof (or any portion thereof) provided that there shall be no change in the aggregate Percentage Interest (as defined therein) of the Company and the Subsidiaries;

                 (iv) execute and deliver a signed counterpart of the Registration Rights Agreement;

                 (v)     execute and deliver such other
documents, agreements and certificates as are reasonably necessary to document the transactions contemplated by this Agreement.

         (b)     The Stockholders shall deliver to the Escrow
Agent an executed counterpart of the Joint Escrow Instructions.

         (c)     The Company shall:

                 (i)     deliver an executed counterpart of the
New L.L.C. Agreement in the form of Exhibit A (with any change contemplated by Section 5.02(a)(iii) above);

                 (ii) execute and deliver a signed counterpart of the Registration Rights Agreement;

                 (iii)   cause Hadi Makarechian to execute and
deliver the Makarechian Agreement; and

                 (iv)    execute and deliver such other
documents, agreements and certificates as are reasonably necessary to document the transactions contemplated by this Agreement.

         (d) The New L.L.C. shall execute and deliver to the Company such documents, agreements and certificates including assumptions of liabilities as are reasonably necessary to document the transactions contemplated by this Agreement.

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
                                   ARTICLE VI
                     CERTAIN AGREEMENTS BETWEEN THE COMPANY
                         AND THE PURCHASER AND FARALLON

SECTION 6.01     NON-COMPETE AND NON-SOLICITATION.

In consideration of the access to confidential and proprietary information regarding the business operations of the Company to which Purchaser shall have access as the result of the transactions contemplated by the Related Agreements, the Purchaser agrees that during the Restrictions Period (as defined below) (i) it shall not, directly or indirectly, conduct or invest in any tract homebuilding or production homebuilding activity (but excepting any land development activity even if for the ultimate purpose of homebuilding)within a 100 mile radius of any current or future project of the Company, the New L.L.C. or any Future Affiliate or Mirror Company or of any real property which is the subject of any purchase agreement or option contract to which the Company or any of the Subsidiaries or the New L.L.C. or any Future Affiliate or Mirror Company is at any time a party provided however, that in the event any such activity by the Purchaser was commenced prior to the acquisition of any such project or the entering into of such purchase agreement or option contract of the Company, the New L.L.C., any Future Affiliate or any Mirror Company, the continuation of such activity of the Purchaser shall not be a breach of this
Section 6.01; and (ii) it shall not directly or indirectly hire or solicit the hiring of any current or future employee of the Company, the New L.L.C. or any Future Affiliate or Mirror Company. The Purchaser shall cause all of its affiliates directly or indirectly controlled by Farallon Capital Management, L.L.C. ("Farallon Controlled Affiliate") to comply with the foregoing restrictions. The Purchaser acknowledges that the breach of this Section 6.01 shall cause irreparable harm to the Company, the New L.L.C. or a Future Affiliate or Mirror Company as the case may be, which harm cannot be reasonably, adequately or fully redressed by the payment of damages. Accordingly, the Company shall be entitled, in addition to any other right it may have in law or in equity, to an injunction enjoining the Purchaser and the Farallon Controlled Affiliates from any breach or threatened breach of this Agreement. Purchaser hereby waives the defense in any equitable proceeding that there is an adequate remedy at law for any such breach and Purchaser shall cause the Farallon Controlled Affiliates described above to waive such defense. The "Restrictions Period" shall mean the period from the Closing Date until one year from the date on which the Purchaser is entitled to a direct and indirect interest in any Mirror Company as the result of Section 6.02(d) below which is less than ten percent (10%).

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SECTION 6.02     CONDUCT OF COMPANY BUSINESS.

         (a) Existing Business. The Company and the Subsidiaries agree that they will, and the Stockholders will cause the Company and the Subsidiaries to, conduct all of the business of the Company and the Subsidiaries and all other subsidiaries of the Company existing as of the Closing Date (the "Existing Business") exclusively through the New L.L.C.
(which conduct of business shall for the purposes of this Section
6.02 include the delegations of functions to certain Subsidiaries of the Company contemplated by Section 3.4(a) of the New L.L.C. Agreement).

         (b) Future Business. The Company and the Subsidiaries agree that they will, and the Stockholders will cause the Company and the Subsidiaries and all other subsidiaries of the Company and the Subsidiaries to, conduct all business (for avoidance of doubt, this shall include all future business activities of the Company and the Subsidiaries) other than the Existing Business ("New Business") exclusively through the New L.L.C. or through one or more Mirror Companies as further set forth in Section 6.02(c) below. The Company, the Subsidiaries and the Stockholders agree that a "Mirror Company" shall mean a limited liability company (or limited partnership for projects in Texas or other states in which a substantial tax or other benefit to the Purchaser or the Company makes use of a limited partnership more reasonable) formed by the Purchaser and the Company and the Subsidiaries. The Company, the Subsidiaries and the Stockholders agree that (1) each Mirror Company operating agreement shall be in the form of the operating agreement attached hereto as Exhibit C (appropriately conformed if the entity is a limited partnership) and that the Company, the Subsidiaries and the Purchaser shall enter into each such operating agreement, and (2) each Mirror Company will be structured so as to be a pass-through entity for federal and state tax purposes. The Company, the Subsidiaries and the Stockholders acknowledge and agree the Purchaser's right to an interest in each Mirror Company as set forth in Exhibit C and Section 6.02(d) in consideration of the capital contribution of $30,000,000 by the Purchaser to the New L.L.C.

         (c) Structure of New Business. The parties agree that:

                 (i)  New Business which consists of a new
project requiring $1 million or less in New Capital (as defined below) shall be (x) subject to the approval of the Purchaser, which approval shall not be unreasonably withheld or delayed (provided, however, that in the event that the New L.L.C. is in a 25% Net Cash Flow Deficit Position as defined in the New L.L.C. Agreement, then such consent may be withheld by Purchaser in its sole discretion) and (y), if the Purchaser consents as provided in clause (x), conducted in the New L.L.C. or, where it is commercially reasonable to do so (taking into account without limitation the acquisition, development and construction financing needs of the New L.L.C. and such project), in a Mirror Company or a wholly-owned limited liability company or limited partnership subsidiary of the New L.L.C.;

                 (ii) New Business not approved by the Purchaser as provided in clause (i)(x) and New Business in each case which consists of a new project which requires New Capital in excess of $1 million which the Purchaser declines to provide pursuant to
Section 6.03 below shall be (x) conducted through a limited liability company or limited partnership (a "Future Affiliate") in

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which a Mirror Company and the source of such New Capital shall be the members or partners, and (y) the form of limited liability company or partnership agreement of the Future Affiliate and the terms on which such New Capital is obtained shall be as agreed between the Company and the source of such New Capital; and

                 (iii) which consists of a new project which requires Outside Capital in excess of $1 million which the Purchaser elects to provide shall be conducted through a Future Affiliate (x) in which a Mirror Company and the Purchaser shall be the members or partners, and (y) which is governed by an operating agreement substantially in the form of Exhibit D hereto and on economic terms determined in accordance with Section 6.03 below. For purposes of this Agreement, the term "New Capital" means any and all financing, whether debt or equity, including borrowings by the Company, guaranties and other recourse financial obligations, other than credit lines available from time to time (other than any credit lines or amendments obtained with respect to such specific New Business).

         (d) Ownership. The percentage membership or partnership interest of the Purchaser and the Company and the Subsidiaries in any Mirror Company shall be identical at all times to such entity's membership interest in the New L.L.C., i.e., immediately upon the consummation of the transactions contemplated to take place on the Closing Date, 32.07% for the Purchaser and 67.93% for the Company and the Subsidiaries collectively. In the event of any transaction in which any Company Interests of either the Company and the Subsidiaries, on the one hand, or the Purchaser on the other are transferred or any new membership or partnership interests in the New LLC or any Mirror Company are issued or redeemed, the Company and the Purchaser shall agree in writing on the effect of such transaction on (x) the foregoing percentages, and (y) the percentages set forth in Sections 7.02(a) and 7.03 hereof. In the event of any transaction in which any Common Stock owned by the Purchaser or the Stockholders is transferred, or any Common Stock is issued or redeemed, the Company Percentage described in Section 7.03 shall be adjusted accordingly. In addition to the foregoing direct ownership of any Mirror Company, the Purchaser shall indirectly participate in any Mirror Company through its then ownership of Common Stock (immediately upon the consummation of the transactions contemplated to take place on the Closing Date, the indirect participation shall equal 10.69%).

         (e) The "Company Interests." The membership and partnership interests of either the Company and the Subsidiaries or the Purchaser in the New L.L.C. and any Mirror Company shall collectively be referred to herein as their respective "Company
Interests."

SECTION 6.03     RIGHT OF FIRST OPPORTUNITY ON FINANCING.

         (a) In the event the Company wishes to pursue any New Business opportunity requiring New Capital in excess of $1 million (a "Financing Opportunity") it shall give Purchaser a reasonable opportunity to furnish such financing provided the Company shall have no obligation to Purchaser whatsoever in connection with any Financing Opportunity which was brought to the Company's attention by a third party willing, and in the Company's reasonable judgment, such third party is financially able to provide all of such financing.

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         (b) With respect to such Financing Opportunities, the
Company shall advise the Purchaser promptly thereof and shall provide Purchaser such reasonably available information in respect of the Financing Opportunity as is reasonably requested by Purchaser. Purchaser shall have a fifteen (15) Business Day period from the receipt of such information in which to make an offer with respect to any Financing Opportunity. If Purchaser makes an offer in respect of an Financing Opportunity and if such offer is acceptable to the Company in its sole discretion, then Purchaser shall be granted such Financing Opportunity.

         (c) In the event (i) Purchaser declines or does not accept any such Financing Opportunity within ten (10) Business Days of Purchaser's having received all information available to the Company as is reasonably necessary to Purchaser's determination whether to express or decline interest in such Financing Opportunity; or (ii) the Company declines the offer which Purchaser makes to accept such Financing Opportunity, the Company shall be free to pursue such Financing Opportunity within sixty (60) days of the events described in subparagraphs (i) or
(ii), as the case may be, on such terms and with such financing as it shall determine in its sole discretion, provided, however, that the Company may not without complying again with the terms of this Section 6.03 accept terms which are on balance less favorable to the Company than any terms offered by the Purchaser within such 15 Business Day period.

         (d) This Section 6.03 shall have no further force or effect after the end of the Restrictions Period.

SECTION 6.04     POTENTIAL TAX RESTRUCTURING.

         The Stockholders, the New L.L.C. and the Company agree to consider in good faith any reasonable proposal which may be made by Purchaser to restructure its ownership interest in the Company into an equity interest in a pass-through entity for federal and state tax purposes provided that any such restructuring shall be at Purchaser's expense and shall not adversely affect the interests of the shareholders of the Company (including the Stockholders) or the respective rights of the Stockholders and the Company under the Related Agreements.

SECTION 6.05     MINORITY CONTROLS.

         (a) Business Plan. The Company shall conduct its operations through the New L.L.C. pursuant to the New L.L.C.'s Business Plan as described in the New L.L.C. Agreement. The "Business Plan" as referred to herein shall be the New L.L.C.'s Business Plan as defined in the New L.L.C. Agreement and the respective business plans of the Mirror Companies and Future Affiliates as described in their respective operating or partnership agreements.

         (b) LLC Vetoes. The Company shall not, and shall cause the New L.L.C. and each Mirror Company not to, take any action for which consent of the Purchaser is required under the terms of the New L.L.C. Agreement or under the similar terms of any Mirror Company's operating or partnership agreement without the consent of the Purchaser, which consent shall not, except as otherwise expressly provided in any such agreement, be unreasonably withheld or delayed.

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         (c) Overhead Allocation.  It is contemplated in the New
L.L.C. Agreement that the Company and the Subsidiaries shall perform certain management and construction services for the New L.L.C. and the Company and the Purchaser contemplate that such services shall also be provided by the Company and the Subsidiaries (or by the New L.L.C.) to Mirror Companies and Future Affiliates under the corresponding provisions of each such entity's operating or partnership agreement. All such services to the New L.L.C. and any Mirror Company are to be provided at the Company's, such Subsidiaries' and, if applicable, the New L.L.C.'s respective costs plus a nominal fee. The Company and the Subsidiaries agree that they shall allocate or cause to be allocated such costs and nominal fees among such entities and the Future Affiliates on a commercially reasonable basis.

         (d) Minority Provisions with Respect to the Company.
The Company, the New L.L.C., the Stockholders, the Subsidiaries and the Purchaser agree that the Company shall not, nor shall the Stockholders permit the Company to, do any of the following without the consent of the Purchaser:

                 (i)    financing or encumbering any material
assets of the Company other than in the course of the business of any New L.L.C., any Future Affiliate or any Mirror Company;

                 (ii) acquiring or disposing of any material assets, licenses or other property other than in the course of the business of any New L.L.C., any Future Affiliate or any Mirror Company, and other than the acquisition or disposal of membership interests in the New L.L.C. or Mirror Company or any Future Affiliate or Mirror Company (the transfer of which is subject to separate restrictions in the New L.L.C. Agreement and
Section 6.06 above);

                 (iii)  making, executing or delivering any
guarantee, indemnity bond, or surety bond, or obligating the Company as surety, guarantor or accommodation party financing or encumbering any material assets of the Company other than in the course of the business of any New L.L.C., any Future Affiliate or any Mirror Company;

                 (iv)   extending any credit on behalf of the
Company to any person, firm or corporation other than in the ordinary course of business of the New L.L.C., any Future
Affiliate or any Mirror Company;

                 (v) entering into any transaction with any affiliate of the Company, the Subsidiaries, the Stockholders or the New L.L.C. except which are separately addressed in this
Section 6.05(d), (x) as contemplated by any of the Related Agreements, (y) transactions in the ordinary course of the business of the Company reasonably consistent with its past practices, or (z) transactions which are not material to the Company;

                 (vi)   making any distribution or dividend of
any property (other than cash) or allow any shareholder to possess any Company assets for a legitimate Company purpose;

                 (vii)  issue any shares of capital stock or
other rights to acquire any capital stock of the Company or repurchase or redeem any shares of the Company's capital stock or other

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securities of the Company other than issuances of Common Stock on terms which have been offered to and not accepted by the Purchaser;

                 (viii) permit the Company to merge or
consolidate with any other entity except for any such transaction in which the Company is the surviving entity or which does not materially adverse affect the shareholders of the Company;

                 (ix)   increase the base salary paid by the
Company to any person employed by the Company, or by the New L.L.C., by any Mirror Company or by any Future Affiliate, who owns or controls in excess of three percent (3%) of the total equity of the Company by a factor in excess of five percent (5%) of the amount paid to such person in the immediately preceding fiscal year of the Company or change the basis on which any bonus or similar compensation is paid to any such person in a manner which would increase such bonus or similar compensation in any material respect.

         (e) Limitations. Section 6.05(d) shall have no further force or effect after the end of the Restrictions Period.
Nothing in any of the Related Agreements is intended to in any way restrict the Company's discretion over any cash of the Company (or the proceeds thereof) which is available for dividending to its shareholders (including available cash which has been distributed from the New L.L.C., or any Mirror Company) or to create in Purchaser any interest in any such cash (or the proceeds thereof) other than its interest as a shareholder of the Company.

SECTION 6.06     L.L.C. INTEREST TAG-ALONG.

         (a) The definitions set forth in this Section 6.06 shall apply only to this Section and not generally in this Agreement.

         (b) Subject to the limitations set forth below, in the event the Purchaser, on the one hand, or the Company and the Subsidiaries, on the other hand, (the Company and the Subsidiaries collectively, or the Purchaser, being the "Prospective L.L.C. Seller") shall receive a bona fide offer (an "Offer") from a third party (a "Third Party") to purchase all or a portion of the Company Interests (the "Owned Interests") owned by such Prospective L.L.C. Seller and such Prospective L.L.C. Seller shall be willing to accept such Offer, such Prospective L.L.C. Seller shall give notice thereof (the "Third Party Notice") to the Purchaser or the Company, as the case may be (the "Offeree"), describing the price and all other material terms and conditions of the Offer. Each Offeree shall have the right and option, for a period of twenty (20) business days after the Third Party Notice is deemed given as herein provided, by giving the Prospective L.L.C. Seller written notice (the "Notice of Election"), to sell to the Third Party a pro rata portion of its Owned Interests based on the Owned Interests owned respectively by the Prospective L.L.C. Seller and the Offeree for the same consideration and otherwise on the same terms and conditions as contained in the Offer. The amount of Owned Interests to be sold by any Prospective L.L.C. Seller shall be reduced to the extent necessary to provide for such sales of Owned Interests by the Offeree. The Prospective Seller may not sell any Owned Interests unless any Offeree electing to be included in the sale in accordance with the terms hereof sells at the same time and on the same terms as the Prospective Seller.

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         (c) At the closing of any proposed transfer pursuant to
the Offer, the Prospective L.L.C. Seller, together with the Offeree if it has elected to sell Owned Interests pursuant to such Offer, shall deliver to the Third Party certificates and/or other instruments representing the Interests to be sold, free and clear of all liens and encumbrances and shall receive in exchange therefor the consideration to be paid or delivered by the Third Party in respect of such Owned Interests as described in the Third Party Notice.

         (d) The Prospective L.L.C. Seller and the Offeree electing to participate in the Offer each shall bear their respective expenses (including, without limitation, legal expenses) incurred in connection with such sale.

         (e) If an Offeree shall not have given as provided herein a Notice of Election pursuant to this Section 6.06 with respect to any Offer Notice, such Offeree will be deemed to have waived all its rights under this Section 6.06 with respect to the transaction specified in such Third Party Notice.

         (f) This Section 6.06 shall have no application to any transfer of Interests to an entity controlled by or under common control with the transferor provided that such affiliate transferee agrees to be bound by this Section 6.06 to the same extent as was the transferor as evidenced by a written adoption of the relevant provision of this Agreement in a form satisfactory to the Purchaser or the Company, as the case may be.

         (g) Any sales subject to this Section 6.06 shall be subject to the receipt of any consents required under the Related
Agreements or under any limited partnership, limited liability company or operating agreement governing such entity whose interests are to be transferred.

                                  ARTICLE VII
                   CERTAIN AGREEMENTS AMONG THE STOCKHOLDERS
                               AND THE PURCHASER

         The following agreements shall have effect from and after the Closing Date until the date on which either the Stockholders, on the one hand, or the Purchaser, on the other, is no longer the owner of any Common Stock or Company Interests.

SECTION 7.01     TAG-ALONG.

         (a) Subject to the limitations set forth below, in the event the Purchaser, on the one hand, or any of the Stockholders, on the other hand,(each a "Prospective Seller") shall receive a bona fide offer (an "Offer") from a third party (a "Third Party") to purchase all or a portion of the Common Stock of the Company (the "Owned Stock") owned by such Prospective
Seller and such Prospective Seller shall be willing to accept such Offer, such Prospective Seller shall give notice thereof (the "Third Party Notice") to the Purchaser or the Stockholders, as the case may be (the "Offeree"), describing the price and all other material terms and conditions of the Offer. Each Offeree shall have the right and option, for a period of twenty (20) business days after the

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Third Party Notice is deemed given as herein provided, by giving the Prospective Seller written notice (the "Notice of Election"), to sell to the Third Party a pro rata portion of its Owned Stock based on the number of shares of Owned Stock owned respectively by the Prospective Seller and the Offeree for the same consideration and otherwise on the same terms and conditions as contained in the Offer or, in case the Purchaser is the Offeree, the Purchaser shall be entitled to sell to the Third Party a pro rata portion of (x) its Owned Stock for the same consideration and otherwise on the same terms and conditions as set forth in the Offer, or, at the Purchaser's option, (y) its Company Interests (the "Owned Interests") for substantially equivalent consideration and otherwise on the same terms and conditions as set forth in the Offer; provided, however, that in the event the Third Party is unwilling or unable to purchase the Owned Interests, the Stockholders, the Company, the New
L.L.C. and the Purchaser agree to use their respective best efforts to cause the Company and the New L.L.C. to exchange the Owned Interests for 32.07% (as reduced to take into account that Purchaser would be selling only its pro rata portion of such transaction with the Third Party and adjusted pursuant to the terms of this Agreement and to take into account any future issuance of Common Stock by the Company) of the outstanding Common Stock in a commercially reasonable tax-efficient manner at the Purchaser's expense, in which case the Purchaser shall be entitled to sell such shares of Common Stock to the Third
Party Offeree for the same consideration and otherwise on the same terms and conditions as set forth in the Offer. The amount of Owned Stock to be transferred by the prospective Seller shall be reduced to the extent necessary to provide for such sales by the Offeree. The Prospective Seller may not sell any Owned Stock or Owned Interests unless any Offeree electing to be included in the sale in accordance with the terms hereof sells at the same time.

         (b) At the closing of any proposed transfer pursuant to the Offer, the Prospective Seller, together with the Offeree if it has elected to sell Owned Stock or Owned Interests pursuant to such Offer, shall deliver to the Third Party certificates and/or other instruments representing the Stock or Owned Interests to be sold, free and clear of all liens and encumbrances, together with stock or other appropriate powers duly endorsed therefor, and shall receive in exchange therefor the consideration to be paid or delivered by the Third Party in respect of such Stock or Owned Interests as described in the Third Party Notice.

         (c) The provisions of this Section 7.01 shall not apply to any transfer of Owned Stock to any person pursuant to (i) a public offering by the Company which includes a secondary offering by a Prospective Seller or a secondary offering by the Purchaser in accordance with its registration rights pursuant to the Registration Rights Agreement; (ii) a transaction effected pursuant to Rule 144 promulgated under the Securities Act of 1933; (iii) a transaction involving a gift or for estate or personal financial planning purposes not involving any cash or other financial consideration provided that any transferee agrees to be bound by this Agreement to the same extent as was the transferor as evidenced by a written adoption of the relevant provisions of this Agreement by such transferee in a form reasonably satisfactory to the Purchaser if the Stockholder is transferring, or the Stockholder if the Purchaser is transferring, as the case may be (a "Transferee Adoption"); (iv) a transaction involving a transfer to an entity controlled by or under common control with the Prospective Seller (other than the Company, the Subsidiaries, the New L.L.C. or any Future Affiliate) or (v) a transaction which results in proceeds which in the aggregate with all other transfers after the Closing Date by such Prospective Seller are not in

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excess of Three Million Dollars ($3,000,000).  The Prospective
Seller and the Offeree electing to participate in the Offer each shall bear their respective expenses (including, without limitation, legal expenses) incurred in connection with such sale.

         (d) If an Offeree shall not have given as provided herein a Notice of Election pursuant to this Section 7.01 with respect to any Offer Notice, such Offeree will be deemed to have waived all its rights under this Section 7.01 with respect to the transaction specified in such Third Party Notice.

         (e) Except as expressly provided in this Section 7.01, the Prospective Seller shall not have any obligation to any Offeree with respect to the sale of any Owned Stock owned by such Prospective Seller in connection with this Section 7.01.
Anything herein to the contrary notwithstanding and irrespective of whether any Notice of Election shall have been given as herein provided, the Prospective Seller shall not have any obligation to any Offeree to sell any Owned Stock or Owned Interests pursuant to this Section 7.01 if such Prospective Seller decides not to accept or consummate any Offer with respect to its Owned Stock (it being understood that any and all such decisions shall be made by such Prospective Seller in its sole discretion).

SECTION 7.02     RIGHT OF FIRST NEGOTIATION.

         (a) If at any time the Purchaser or any Farallon Controlled Affiliate purchases from any Third Party or on an exchange or the over-the-counter market shares of Common Stock, the Purchaser shall, simultaneously with the consummation of such purchase, give written notice to the Stockholders specifying the total number of shares the Purchaser or such Farallon Controlled Affiliate purchased and the purchase price for such number of shares. Such written notice shall constitute an offer to purchase (the "Offer to Purchase") two times the amount of such shares from the Stockholders at the same prices paid by Purchaser or such Farallon Controlled Affiliate for such shares, who shall have ten Business Days to accept or decline such Offer to Purchase. If the Stockholders accept such Offer to Purchase, the transaction shall be consummated within ten Business Days of such acceptance and allocated between the Stockholders as specified by CPH3, L.L.C. If the Stockholders decline or fail to accept such Offer to Purchase such shares, then the Purchaser shall be free for a ninety (90) day period to purchase the number of shares of Common
Stock as were the subject of the Offer to Purchase from any Third Party or on an exchange or the over-the counter market or otherwise, but in each case, on terms no less favorable to the Purchaser as the terms of such Offer to Purchase, provided, however, that in the event of any such purchases on an exchange or the over-the counter market, such purchases may be at a price of up to 120% of the price specified in the Offer to Purchase. Any purchases by Purchaser not completed within such ninety (90) day period or on such terms shall be completed only through compliance again with the provisions of this Section 7.02(a).

         (b) If at any time the Stockholders or any affiliate controlled by or under common control with any Stockholder shall have purchased any additional shares of Common Stock, the Stockholders shall give written notice to the Purchaser of such purchase specifying the total number of shares the Stockholders have purchased and the purchase price for such number of shares. Such notice shall constitute an offer to purchase (the "Stockholder Offer to Purchase")

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two times the amount of such shares from the Purchaser at the same prices as for the shares so purchased, who shall have ten Business Days to accept or decline such Stockholder Offer to Purchase. If the Purchaser accepts such Stockholder Offer to Purchase, the transaction shall be consummated within ten Business Days of such acceptance. If the Purchaser declines or fails to accept such Stockholder Offer to Purchase, then the Stockholders shall be free for a ninety (90) day period to sell such shares of Common Stock to any Third Party or on an exchange or the over-the-counter market on terms no less favorable to the Stockholder as the terms of such Stockholder Offer to Purchase, provided, however, that in the event of any such purchases on an exchange, such purchases may be at a price of up to 120% of the price specified in the Stockholder Offer to Purchase. Any purchases by Stockholders not completed within such ninety (90) day period or on such terms shall be completed only through compliance again with the provisions of this Section
7.02(b).

SECTION 7.03     BUY-SELL AGREEMENT.

         (a) Defined Terms. For the purposes of this Section 7.03, the Purchaser and the Stockholders are referred to collectively as the "Parties" and individually as a "Party," the Company, the New LLC and each Mirror Company and Future Affiliate and any entity in which the New LLC or any Mirror Company or Future Affiliate may own stock, membership interests, partnership interests or other ownership interests as of the date that an Election Notice (as defined below) is given are referred to collectively as the "Entities" and individually as an "Entity," and all right, title and interest in the Company, the New LLC, each Future Affiliate and each Mirror Company owned by the Stockholders and their affiliates (other than the Company or any of the Subsidiaries or any Mirror Company or Future Affiliate) on one hand, and by the Purchaser and its affiliates (other than the Company or any of the Subsidiaries or any Mirror Company or Future Affiliate) on the other hand, as of the date that an Election Notice is given are referred to collectively as the "Entity Interests."

         (b) Buy-Sell Election. Either the Stockholders or the Purchaser may elect to resort to the buy-sell procedure set forth in this Section 7.03 at any time after the expiration of thirty-six (36) months following the date of this Agreement (the "Buy-Sell Date"). At any time from and after the Buy-Sell Date, either the Stockholders or the Purchaser (the "Offering Party") may elect to trigger the provisions of this Section 7.03 by delivering a written notice of its election (the "Election Notice") to the other Party (the "Non-Offering
Party"). The Election Notice shall set forth the aggregate value of the Entities (the "Value") determined in the Offering Party's sole discretion. The date on which the Election Notice is received by the Non-Offering Party is the "Election Date."

         (c) Non-Offering Party's Election. Within 30 days after the Election Date, the Non-Offering Party shall elect by written notice to the Offering Party either to (i) purchase the Entity Interests of the Offering Party and its affiliates (other than the Company or any of the Subsidiaries or any Mirror Company or Future Affiliate) for a cash purchase price equal to the Purchase Price, or (ii) sell the Entity Interests of the Non-Offering Party and its affiliates (other than the Company or any of the Subsidiaries or any Mirror Company or Future Affiliate) to the Offering Party for a cash purchase price equal to the product of
(A) the Purchase Price, multiplied by (B) 110%. If the Non-Offering Party shall not respond within such 30-day period, the Non-Offering Party shall be

                    -23-
PAGE
deemed to have elected to sell its Entity Interests to the Offering Party. The Election Notice and the Non-Offering
Party's election (or deemed election) shall constitute each such Party's waiver of any right it may otherwise have under the Related Agreements to consent or object to any transfer of Entity Interests which is contemplated by such notice and election.

         (d) Purchase Price. For purposes of this Section 7.03, the "Purchase Price" shall mean an amount equal to the sum of:

             (i) the product of (A) the Applicable Percentage, multiplied by (B) the excess of (I) the Value, over (II) the amount of non-distributed cash held by the Company on the Buy-Sell Transfer Date (the "Non-Distributed Cash"), plus

             (ii) the product of (A) the Company Percentage, multiplied by (B) the amount of the Non-Distributed Cash.

         (e) Percentage Definition.

             (i) For purposes of this Section 7.03, the term "Applicable Percentage" shall initially mean (A) 42.76% if the Purchaser is the seller of its Entity Interests and (B) 37.67% if the Stockholders are the sellers of their Entity Interests; provided, however, that the Applicable Percentages shall be subject to change from time to time in accordance with Section 6.02(d).

             (ii) For purposes of this Section 7.03, the term "Company Percentage" initially shall mean (A) 16.57% if the Purchaser is the seller of its Entity Interests and (B) 58.38% if the Stockholders are the sellers of their Entity Interests; provided, however, that the Company Percentage shall be subject to adjustment as provided above in Section 6.02(d) above including, without limitation, as the result of exercise of the warrants described in Section 2.06(b) of the Stock Purchase Agreement.

         (f) Buy-Sell Purchase Agreement; Defaults. Immediately upon the Non-Offering Party's election or deemed election to buy or sell pursuant to Section 7.03(c), the selling Party(ies) and the purchasing Party shall enter into a purchase agreement in reasonable form to carry out the provisions of this Section 7.03 (the "Buy-Sell Purchase Agreement"). The Buy-Sell Purchase Agreement shall contain representations and warranties as to such transactions by each of the selling Party(ies) and the purchasing Party substantially the same (i.e., revised to reflect the parties involved, their names, respective type of entity and interests owned and the like) as the representations and warranties set forth in the Stock Purchase Agreement. In the event of a default in any material respect by the purchasing Party, the selling Party(ies)may (i) elect, by written notice to the defaulting purchasing Party to purchase the interest of the purchasing Party, within thirty (30) days after such notice, for a purchase price equal to ninety percent (90%) of the Purchase Price the purchasing Party would have received were the purchasing Party instead the selling Party pursuant to the election made by the Non-Offering Party pursuant to Section 7.03(c), or (ii) pursue any other remedy available under applicable law including, without limitation, injunctive relief. In the event of a default in any material respect by the selling Party(ies), the purchasing Party may pursue any remedy available under applicable law including, without limitation, injunctive relief.

PAGE

         (g) Closing Matters. The closing of the purchase and sale pursuant to Section 7.03 shall be held at such place as is agreed upon by the selling Party(ies) and purchasing Party (or, failing such agreement, at the principal place of business of the Company) within sixty (60) days after the Non-Offering Party's election or deemed election to sell or ninety (90) days after the Non-Offering Party's election to purchase (the date of such closing being herein called the "Buy-Sell Transfer Date"). At the closing, the selling Party(ies) shall deliver to the purchasing Party assignments which shall be sufficient to transfer good title to the Entity Interests being transferred, free and clear of all liens, encumbrances, claims, rights and options of any kind or character whatsoever and otherwise in form reasonably satisfactory to both the selling Party(ies) and purchasing Party; the purchasing Party shall deliver to the selling Party(ies) by certified or cashier's check or wire transfer of immediately available federal funds the purchase price, determined as set forth above, as adjusted by the prorations and credits set forth below, and increased by an interest factor equal to interest on the purchase price at the rate of 10% per annum, compounded quarterly, from the Election Date until the Buy-Sell Transfer Date; and the parties shall split closing costs (including any transfer taxes) in the manner prescribed by the Election Notice. Upon the Buy-Sell Transfer Date, the purchasing Party shall release the selling Party(ies) from all obligations of the selling Party(ies) under the applicable agreements governing each Entity and all claims, obligations and liabilities of the Entities as to which and to the extent recourse against the selling Party(ies) could be had, in each case whether accruing or arising before or after the date of the Buy-Sell Transfer Date. Notwithstanding the foregoing, in no event shall the purchasing Party be obligated to release the selling Party(ies) from (i) any claims, obligations and liabilities resulting from any matter which has not been disclosed in writing by the selling Party(ies) to the purchasing Party prior to the Election Date, or (ii) any matter the release of which by the purchasing Party would constitute a breach of its fiduciary duty to the other shareholders of the Company or its affiliates (provided that the purchasing Party nevertheless shall waive any right to directly or indirectly share in or benefit from any recovery in connection with the matters excepted under this clause (ii) from the purchasing Party's release). The purchasing Party may, at any time prior to such closing, assign to any person, partnership, limited liability company, corporation or entity its right to receive the assignment under this Section 7.03 provided such assignee can and does make the same representations and warranties required of the purchasing Party under the Buy-Sell Purchase Agreement, but such assignment shall not relieve purchasing Party of its obligations and liabilities hereunder. It shall be a condition to closing for the benefit of the purchasing Party that the selling Party(ies) shall have continued to in all material respects discharge their respective duties as required under the applicable agreements governing each Entity until the Closing.

         (h) Cooperation and Further Assurances. The Parties agree to reasonably cooperate and take such actions and cause to be executed such documents as may be reasonably necessary or appropriate in connection with carrying out the provisions of this Section 7.03.


                                  ARTICLE VIII
                                 MISCELLANEOUS

PAGE

SECTION 8.01 EXPENSES. The Company, on the one hand, and the Purchaser, on the other, shall each pay its own expenses in connection with the transactions contemplated by this Agreement, whether or not such transactions shall be consummated.

SECTION 8.02     SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
INDEMNIFICATION.

          (a) Any representation and warranty made herein, or in any certificate or instrument delivered to the Purchaser pursuant to or in connection with this Agreement, shall survive the execution and delivery of this Agreement, and the sale, transfer and delivery of the Shares pursuant to the Stock Purchase
Agreement for a period of eighteen (18) months.

          (b) Indemnification for Breaches.

                 (i)      Indemnification by the Company, the
Subsidiaries, and the New L.L.C. Each of the Company, the Subsidiaries, and the New L.L.C., jointly and severally, will indemnify the Purchaser and its affiliates and each of their respective shareholders, partners, members, directors, officers, employees, agents and Affiliates (collectively, the "Purchaser Indemnified Persons") against and hold each Purchaser Indemnified Person harmless from any and all liabilities, losses, damages, costs, expenses (including without limitation, reasonable attorneys' fees and expenses) (collectively "Losses") that the Purchaser Indemnified Persons may incur or become subject to arising out of or due to:

                          (x)     any breach of any of the
representations and warranties of the Company, the Subsidiaries, or the New L.L.C. contained in any Related Agreement; or

                          (y)     the nonfulfillment of any
covenant, undertaking, agreement or other obligation of the Company, any Subsidiary, or the New L.LC. contained in any Related Agreement.

                 (ii) Indemnification by the Purchaser. The Purchaser will indemnify the Company, the Subsidiaries, and the New L.L.C. and each of their respective shareholders, partners, members, directors, officers, employees,agents and Affiliates (collectively, the "Company Indemnified Persons") against and hold each Company Indemnified Person harmless from any and all Losses that the Company Indemnified Persons may incur or become subject to arising out of or due to:

                          (x)     any breach of any of the
representations and warranties of the Purchaser contained in any Related Agreement; or

                          (y)     the nonfulfillment of any
covenant, undertaking, agreement or other obligation of the Purchaser in any Related Agreement.

                 (iii)    Period for Claims.  Notwithstanding
anything to the contrary set forth in this Agreement, any claim for indemnification under this Section 8.02(b) must be made in a writing delivered by the Indemnified Person to the indemnifying party within the period of 18 months from the Closing Date.

PAGE

         (c) Indemnification by the Stockholders.  The
Stockholders will indemnify the Purchaser Indemnified Persons against and hold each Purchaser Indemnified Person harmless from any and all Losses that the Purchaser Indemnified Persons may incur or become subject to arising out of or due to:

                          (x)     any inaccuracy or breach of any
of the representations and warranties of the Stockholders contained in any Related Agreement; or

                          (y)     the nonfulfillment of any
covenant, undertaking, agreement or other obligation of the Stockholders contained in any Related Agreement.

         (d) Indemnification by the New L.L.C. The New L.L.C. will indemnify the Company and the Subsidiaries and each of their respective shareholders, partners, members, directors, officers, employees, agents and Affiliates(collectively, the "Assumed Liability Indemnified Persons") against and hold each Assumed Liability Indemnified Person harmless from any and all Losses that the Assumed Liability Indemnified Persons may incur or become subject to arising out of or due to any of the liabilities of the Company and the Subsidiaries assumed by the New L.L.C. as the result of the transactions contemplated by the Related Agreements.

     SECTION 8.03     PARTIES IN INTEREST:
ASSIGNMENT. All representations, warranties, covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. No party may assign its rights hereunder without the prior written consent of the other parties hereto, except(i) as provided in Section 7.01(c)(iii) and (iv) hereof, and (ii) the Purchaser and any Stockholder may assign all of such rights, each to a single Affiliate. Except as set forth in
Section 7.01(c)(iii) and (iv) above, notwithstanding anything to the contrary set forth herein, none of the representations, warranties, covenants or agreements contained in this Agreement shall benefit any transferee of any of the Stock or the Company Interests other than such a single Affiliate or the parties hereto.

SECTION 8.04 WAIVER. Any of the terms or conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefits thereof without affecting any other terms or conditions of this Agreement.

SECTION 8.05 NOTICES, ETC. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified or registered mail, postage prepaid:

If to the Stockholders:     CPH2, L.L.C. or CPH3, L.L.C.
                            Attention:  Hadi Makarechian
                            c/o Capital Pacific Holdings, Inc.
                            4100 MacArthur Blvd., Suite 200
                            Newport Beach, California 92660
                            Telecopy No.:  (714) 622-8410

PAGE

If to the Company                 Hadi Makarechian
or any of the Subsidiaries:       Chairman of the Board
                                  Capital Pacific Holdings, Inc.
                                  4100 MacArthur Blvd., Suite 200
                                  Newport Beach, California 92660
                                  Telecopy No.:  (714) 622-8410

with a copy to:                   Dag Wilkinson, Esq.
                                  Wiley, Rein & Fielding
                                  1776 K Street, N.W.
                                  Washington, DC  20006
                                  Telecopy No.: (202) 429-7049

If to the Purchaser:            c/o Farallon Capital Management,
                                L.L.C.
                                One Maritime Plaza
                                Suite 1325
                                San Francisco, California 94111
                                Attention:  Steve Millham
                                Telecopy No.: (415) 421-2133

with a copy to:                 Richards Spears Kibbe & Orbe
                                One Chase Manhattan Plaza
                                57th Floor
                                New York, New York  10005
                                Attention:  William Q. Orbe, Esq.
                                Telecopy No.:  (212) 530-1801

Any party may, by written notice to the other parties, change the address or telecopy number to which notices to such party are to be delivered or mailed or sent by facsimile transmission. All such notices or other communications shall be effective and be deemed to have been given as of the date on which such notices are actually received.

SECTION 8.06 ENTIRE AGREEMENT: AMENDMENT. This Agreement and the Related Agreements set forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersede all other agreements, arrangements and understandings relating to the subject matter hereof, both oral and written. No representation, promise, inducement or statement of intention has been made by either of the parties hereto which is not embodied in this Agreement, or the written statements, certificates or other documents delivered pursuant hereto or the Related Agreements referred to above, and neither of the parties hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth. This Agreement and the Related Agreements may be amended or modified only by a written instrument executed by the parties hereto or by their successors and assigns.

PAGE

SECTION 8.07 PRESS RELEASES. None of the parties hereto shall issue any press releases or make any public announcements of any of the transactions contemplated by this Agreement except as may be mutually agreed to in writing by the parties hereto; provided, however, that notwithstanding the foregoing, each of the parties hereto shall be permitted and will cooperate with the other party, to make such disclosures to the public or governmental authorities as they shall deem necessary to maintain compliance with, or to prevent violation of, applicable laws.

SECTION 8.08 GENERAL. This Agreement (i) shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof; and (ii) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 8.09 SEVERABILITY. To the extent that any provision of this Agreement which does not materially affect the intent of the parties hereto shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

SECTION 8.10              CERTAIN DEFINED TERMS.  As used in this
Agreement, the following terms shall have the following meanings
(such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         (a) "Person" shall means an individual, corporation, trust, partnership, joint venture, unincorporated organization, government agency or any agency or political subdivision thereof, or other entity.

         (b) an "Affiliate" of a person shall mean someone that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.

         (c) "Business Day" means any day on which commercial banks are open for business in California.

         (d) The following terms shall have their respective meaning as set forth in the referenced sections of this
Agreement:

Term                                       Section
----                                       -------
 "Accredited investor"                     Section 3.04(a)
 "Agreement"                               Recitals
 "Applicable Percentage"                   Section 7.03(e)(i)
 "Approval"                                Section 2.08
 "Assumed Liability Indemnified Persons"   Section 8.02(d)

PAGE

"Balance Sheet Date"                          Section 4.03(f)
"Business Plan"                               Section 6.05(a)
"Buy-Sell Date"                               Section 7.03(b)
"Buy-Sell Purchase Agreement"                 Section 7.03(f)
"Buy-Sell Transfer Date"                      Section 7.03(g)
"Common Stock"                                Recitals
"Company"                                     Recitals
"Company Indemnified Persons"                 Section 8.02(b)(ii)
"Company Interests"                           Section 6.02(e)
"Company Percentage"                          Section 7.03(e)(ii)
"Election Date"                               Section 7.03(b)
"Election Notice"                             Section 7.03(b)
"Entity"                                      Section 7.03(a)
"Entities"                                    Section 7.03(a)
"Entity Interests"                            Section 7.03(a)
"Environmental Laws"                          Section 2.18
"Escrow Agreement"                            Recitals
"Existing Business"                           Section 6.02(a)
"Farallon Controlled Affiliate"               Section 6.01
"Financing Opportunity"                       Section 6.03(a)
"Future Affiliate"                            Section 6.02(c)(ii)
"GAAP"                                        Section 2.09(a)
"Information Documents"                       Section 2.16
"Joint Escrow Instructions"                   Section 5.02(a)(ii)
"Licenses"                                    Section 2.11
"Losses"                                      Section 8.02(b)(i)
"Makarechian"                                 Section 4.03(l)
"Makarechian Agreement"                       Section 4.03(l)
"Material Adverse Effect"                     Section 2.13
"Mirror Company"                              Section 6.02(b)
"New Business"                                Section 6.02(b)
"New Capital"                                 Section 6.02(c)(ii)
"New L.L.C."                                  Recitals
"New L.L.C. Agreement"                        Recitals
"Non-Distributed Cash"                        Section 7.03(d)(i)
"Non-Offering Party"                          Section 7.03(b)
"Notice of Election"                          Section 6.06(b)
"Offer"                                       Section 6.06(b)
"Offeree"                                     Section 6.06(b)
"Offer to Purchase"                           Section 7.02(a)
"Offering Party"                              Section 7.03(b)
"Owned Interests"                             Section 7.01(a)
"Owned Stock"                                 Section 7.01(a)
"Party"                                       Section 7.03(a)
"Parties"                                     Section 7.03(a)

PAGE

"Prospective L.L.C. Seller"                   Section 6.06(b)
"Prospective Seller"                          Section 7.01(a)
"Purchase Price"                              Recitals
"Purchaser"                                   Recitals
"Purchaser Indemnified Persons"               Section 8.02(b)(i)
"Registration Rights Agreement"               Recitals
"Restrictions Period"                         Section 6.01
"Related Agreements"                          Recitals
"Shares"                                      Recitals
"Subdivision Approvals"                       Section 2.05
"Subsidiaries"                                Recitals
"Stockholder(s)"                              Recitals
"Stockholder Offer to Purchase"               Section 7.02(b)
"Stock Purchase Agreement"                    Recitals
"Third Party"                                 Section 6.06(b) and
                                              7.01
"Third Party Notice"                          Section 6.06(b) and
                                              7.01
"Transferred Assets"                          Section 1.01(a)
"Transferee Adoption"                         Section 7.01(c)
"Value"                                       Section 7.03(b)

SECTION 8.11 TERMINATION. This Agreement may be terminated by either party hereto if the Closing shall not have occurred on or before November 18, 1997, or such later date as may have been agreed upon by the parties hereto. Upon termination, no party shall have any liability or obligation under this Agreement except to observe the confidentiality provisions hereof and except to the extent a party has breached its representations, warranties, covenants or agreements hereunder.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                               CAPITAL PACIFIC HOLDINGS, INC,


                               By:
                                  ------------------------------
                                    /s/ Hadi Makarechian
                                    Hadi Makarechian
                                    Chairman


                               CPH2, L.L.C.


                               By:
                                  ------------------------------
                                    /s/ Hadi Makarechian
                                    Hadi Makarechian
                                    Member

PAGE

                               CPH3, L.L.C.

                               By:
                                  ------------------------------
                                    /s/ Hadi Makarechian
                                    Hadi Makarechian
                                    Member

                               CALIFORNIA HOUSING FINANCE, L.P.

                               By:     California Housing Finance
                                       L.L.C.
                                       Its General Partner

                                       By: Farallon Capital
                                       Management, L.L.C.
                                           Its Manager


                              By:  ------------------------------
                                    /s/Steve Millham
                                    Steve Millham
                                    Managing Member



                               CAPITAL PACIFIC HOLDINGS, L.L.C.

                               By:  Capital Pacific Holdings,
                                    Inc.
                                    Member


                               By:
                                  ------------------------------
                                  /s/ Hadi Makarechian
                                    Hadi Makarechian
                                     Chairman of the Board


                               CAPITAL PACIFIC HOMES, INC.,
                               a Nevada corporation (formerly
                               Durable Homes, Inc.)


                               By:
                                  ------------------------------
                                     /s/ Hadi Makarechian
                                     Hadi Makarechian
                                     Chairman of the Board

PAGE

                               CLARK WILSON HOMES, INC., a Texas
                               corporation


                               By:
                                  ------------------------------
                                     /s/ Hadi Makarechian
                                     Hadi Makarechian
                                     Chairman of the Board


                               J.M. PETERS ARIZONA, INC.,
                               a Delaware corporation


                               By:
                                  ------------------------------
                                     /s/ Hadi Makarechian
                                     Hadi Makarechian
                                     Chairman of the Board


                               J.M. PETERS CALIFORNIA, INC.,
                               a Delaware corporation


                               By:
                                  ------------------------------
                                     /s/ Hadi Makarechian
                                     Hadi Makarechian
                                     Chairman of the Board


                               J.M. PETERS HOMES OF ARIZONA,
                               INC.,
                               a Delaware corporation


                               By:
                                  ------------------------------
                                     /s/ Hadi Makarechian
                                     Hadi Makarechian
                                     Chairman of the Board


                               J.M. PETERS NEVADA, INC.,
                               a Delaware corporation


                               By:
                                  ------------------------------
                                    /s/ Hadi Makarechian
                                    Hadi Makarechian
                                    Chairman of the Board

PAGE

                               PARKLAND ESTATES COMPANY, INC.,
                               a Delaware corporation


                               By:
                                     /s/ Hadi Makarechian
                                     Hadi Makarechian
                                     Chairman of the Board


                               NEWPORT DESIGN CENTER,
                               a California corporation


                               By:
                                    /s/ Hadi Makarechian
                                    Hadi Makarechian
                                    Chairman of the Board


                               PETERS RANCHLAND COMPANY, INC.,
                               a Delaware corporation


                               By:
                                    /s/ Hadi Makarechian
                                    Hadi Makarechian
                                    Chairman of the Board


                               CAPITAL PACIFIC HOMES, INC.,
                               a Delaware corporation (formerly
                               Durable Homes
                               of California, Inc.)


                               By:
                                    /s/ Hadi Makarechian
                                    Hadi Makarechian
                                    Chairman of the Board

PAGE

                                    Exhibits

Exhibit A   Amended and Restated Limited Liability Company
            Agreement of the New L.L.C.
Exhibit B   Registration Rights Agreement
Exhibit C   Mirror Company Operating Agreement
Exhibit D   Future Affiliate Operating Agreement (CHF as Partner)



                                   Schedules

Schedule 2.02    Equity Holders of New L.L.C. and Company
Schedule 2.08    Approvals

PAGE

                    EXHIBIT C


PAGE

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT dated as of
_________, 1997, is among CALIFORNIA HOUSING FINANCE L.P., a
Delaware limited partnership, (the "Purchaser"), and CAPITAL
PACIFIC HOLDINGS, INC. (the "Company").

         WHEREAS, the Purchaser is the beneficial owner of 2,484,340 shares of common stock, per value $0.10 per share (the
"Common Stock") of the Company (the
"Securities").

         NOW THEREFORE, the parties hereto do hereby agree as follows:

         SECTION 1.  DEMAND REGISTRATION.

         (a) The Purchaser may at any time after the date one year from the date hereof request in writing that the Company register under the Securities Act of 1933, as amended (the "Securities Act") all or any portion of the Registrable Stock (as defined below) for sale in the manner specified in such notice; and provided, that the aggregate purchase price to the public of such public offering of the shares of Registrable Stock for which registration has been requested shall reasonably be anticipated to exceed $1 million; and provided, further that (i) the Company shall not be obligated to register Purchaser's Registrable Stock pursuant to this paragraph (a) on more than one occasion, and
(ii) the Company shall not be obligated to effect a shelf registration as such is defined in Rule 415 under the Securities Act.

         (b) Following receipt of any notice delivered in compliance with paragraph (a) of this Section 1 (a "Demand"), the Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such Demand, the number of shares of Registrable Stock specified in such Demand. Purchaser may request a specific managing underwriter or underwriters, which shall be of national standing, subject to the approval of the Company, which approval shall not unreasonably be withheld or unreasonably delayed. The Company shall be deemed to have satisfied an obligation to register Registrable Stock pursuant to a Demand when a registration statement covering at least 90% of the shares of Registrable Stock specified in the Demand for sale in accordance with the method of disposition specified in the Demand shall have become effective and the period of distribution of the registration contemplated thereby has been completed(determined as hereinafter provided).

         (c) The Company shall be entitled to include in any registration statement filed in response to a Demand made in accordance with this Section 1, for sale in accordance with the method of disposition specified by the Purchaser in such Demand, shares of Common Stock to be sold by the Company for its own account or that of other security holders, except as and to the extent that, in the opinion of the managing underwriters, such inclusion would adversely affect the marketing of the Registrable Stock, or the price thereof or the number of shares to be included for which registration has been requested in connection with such Demand. Except for registration statements on From S-4, S-8 or any successor forms thereto, the Company will not file with the Securities and Exchange Commission (the "Commission") any other registration statement with respect to its Common Stock, whether for its own account or that of other security

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
holders, from the date of receipt of a Demand pursuant to this
Section 1 until 45 days following the completion of the period of distribution of the registration contemplated thereby (determined as hereinafter provided).

         (d) The Company may at its option elect that any requested registration pursuant to Section 1(a) be delayed for a period not in excess of 90 days from the date of such Demand but only if, at the time of such request, the Company is engaged in a transaction which is material to the Company and the disclosure of which would have a material adverse effect on the Company.

         (e) Notwithstanding anything to the contrary contained in Section 1, no Demand may be made within 90 days after the effective date of a registration statement filed by the Company covering a firm commitment underwritten public offering in which the Purchaser shall have been entitled to join pursuant to
Section 2 hereof and in which there shall have been effectively registered at least 50% of the shares of Registrable Stock as to which registration shall, if any, have been requested.

         SECTION 2.  INCIDENTAL REGISTRATION.

         (a) If the Company at any time proposes to register any of its Common Stock under the Securities Act for sale to the public, whether for its own account or for the account of security holders or both, (excluding any registration statement on Form S-4, S-8 or another form not available for registering the Registrable Stock for sale to the public), it will each such time give written notice to the Purchaser. Upon the written request received by the Company within 20 days after the giving of any such notice by the Company, to register any of the Registrable Stock, the Company will use its best efforts to cause the Registrable Stock as to which registration shall have been so requested to be included in the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition
(in accordance with its written request) of such Registrable Stock. Alternatively, the Company may include the Registrable Stock as to which registration shall have been requested by the Purchaser under this paragraph 2(a) in a separate registration statement to be filed concurrently with the registration statement proposed to be filed by the Company. In the event any registration statement filed pursuant to this Section 2 shall be, in whole or in part, in connection with any underwritten public offering, the number of shares of Registrable Stock to be included in such registration statement may be reduced or may be excluded from such registration, to the extent that the managing underwriter(s)shall give their written opinion that such inclusion would adversely affect the number of shares to be included or the marketing or price of the securities to be sold thereby the Company or by any security holder other than Purchaser but for whose account such securities are to be sold pursuant to the exercise of demand registration rights granted in accordance with any separate agreement with the Company not in violation of this Agreement. Such reduction or exclusion shall be pro rata among those security holders "piggybacking" on such registration period. Notwithstanding the foregoing provisions of this Section 2, the Company may withdraw any registration statement referred to in this Section 2 without thereby incurring any liability to the holders of Registrable Stock. Except as set forth above, there shall be no limit to the number of registrations that may be requested pursuant to this
Section 2.

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
         (b) In the event that a distribution of Registrable Stock covered by a registration statement referred to in paragraph (a) above is to be underwritten, then the distribution of Registrable Stock for the account of the Purchase shall be underwritten by the same underwriters who are underwriting the distribution of the securities for the account of the Company and/or any other persons whose securities are covered by such registration statement, and the holders of Registrable Stock that are selling shares of Registrable Stock pursuant to such registration statement shall enter into the agreement with such underwriters contemplated under Section 3.

         (c) Purchaser agrees, if reasonably requested by the managing underwriters in an underwritten offering to which the provision of this Section 2 apply, not to effect any public sale or distribution of securities of the Company of the same class as the securities included in the registration statement relating to such underwritten offering, including a sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten offering), during the 10 day period prior to the filing of such registration statement, and during the period required by such underwriters, not to exceed the 180 day period beginning on the closing date of each underwritten offering made pursuant to such registration statement, to the extent timely notified in writing by the Company or the managing underwriters.

         SECTION  3. REGISTRATION PROCEDURES.

         If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any shares of Registrable Stock under the Securities Act, the Company will:

         (a) prepare and file with the Commission a registration statement (which (i) in the case of an underwritten public offering pursuant to Section 1, shall be on Form S-1 or other form of general applicability reasonably satisfactory to the managing underwriter selected as therein provided and (ii) shall be filed within 75 days after receipt of requisite requests from holders of Registrable Stock for registration) with respect to the Registrable Stock and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

         (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period of distribution (determined as hereafter provided) and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Stock covered by such registration statement in accordance with the requesting holders' intended method of disposition set forth in such registration statement for such period;

         (c) furnish to each seller of Registrable Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Stock covered by such registration statement;

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
         (d) use its best efforts to register or qualify the Registrable Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as each seller of Registrable Stock or, in the case of an underwritten public offering, the managing underwriter shall reasonably request to the extent required by applicable law, and do any and all other acts and things which may be necessary under such securities or blue sky laws to enable such seller to consummate the public sale or other distribution in such jurisdiction to be sold by such seller, except that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation or qualify as a dealer in securities in any jurisdiction where it is not so qualified or to consent to general service of process or subject itself to taxation in any such jurisdiction;

         (e) use its best efforts to list the Registrable Stock covered by such registration statement with any securities exchange or automated quotation system on which any security of the Company is then listed;

         (f) immediately notify each seller of Registrable Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

         (g) enter into such reasonable agreements (including an underwriting agreement, if applicable) which shall be customary in form, substance and scope for such an arrangement between such underwriter and companies of the Company's size and investment stature and take all such other reasonable actions in connection therewith in order to expedite and facilitate the disposition of the Registrable Stock to be registered;

         (h) whether or not the offering is underwritten and at the request of any seller of Registrable Stock, (i) furnish such reasonable representations and warranties to such seller and the underwriters, if any, as are customary in primary underwritten offerings and (ii) use best efforts to obtain (A) an opinion of counsel representing the Company for the purposes of such registration, addressed to the underwriters, if any, and to such seller in form and substance as is customarily given to underwriters in an underwritten public offering and to such other effects as reasonably may be requested by counsel for the underwriters or by such seller or its counsel and (B) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters, if any, and to such seller, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, and such letter to additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

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
         (i) make available upon reasonable notice for inspection at a reasonable time and in a reasonable manner by each seller of Registrable Stock, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or agent retained by such seller of Registrable Stock or underwriter, all financial and other records, pertinent corporate documents and properties of the Company reasonably requested by such Seller, underwriter, attorney, accountant or agent, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent for use solely in connection with such registration statement and its due diligence efforts relating thereto; provided, however, that any records, information or documents that are designated by the Company in writing as confidential shall be kept confidential by such seller and such seller shall inform such other persons of the confidential nature of such information or documents unless disclosure of such records, information or documents is required by court or administrative order or such information or document becomes generally available to the public through no breach of this provision; provided, further, if such seller, underwriter, attorney, accountant or agent is ordered to disclosure any of such records, documents or information, such seller will and request such underwriter, attorney, accountant or agent to provide the Company with prompt written notice of such requirement so that the Company at its expense may seek a protective order or other appropriate remedy and/or waive compliance with this provision; and in the event that such protective order or other remedy is not obtained, or that the Company waives compliance with this proviso, such seller agrees and will request such underwriter, attorney, accountant or agent to agree to furnish only that portion of such records, documents or information which such seller, underwriter, attorney, accountant or agent is legally required to disclose in the opinion of the special counsel or counsel representing such seller, underwriter, accountant or agent; provided, further, the Company shall have no obligation to provide or make available information to the extent such disclosure shall materially interfere with the business or operations of the Company; and

         (j) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practical, but not later than 18 months after the effective date of the registration statement, an earning statement covering the period of at least 12 months beginning with the first full fiscal quarter after the effective date of such registration statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 of the Commission's regulations thereunder.

         For purposes of Sections 1 and 2, the period of distribution of Registrable Stock in a firm commitment underwritten public offering shall be deemed to extend until such underwriter has completed the distribution of all securities purchased by it but in no event in excess of 120 days, and the period of distribution of Registrable Stock in any other registration shall be deemed to extend until the earlier of the sale of all Registrable Stock covered thereby or 120 days after the effective date thereof.

         In connection with each registration pursuant to this Agreement, the sellers of Registrable Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as shall be reasonably requested by the Company in order to assure compliance with federal and applicable state securities laws.

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
         In connection with each registration pursuant to Section 1 or 2 covering an underwritten public offering, the Company and each seller of Registrable Stock agree to enter into an underwriting agreement as contemplated by paragraph (g) above. Without limiting the generality of the foregoing, if such underwriting agreement contains restrictions upon the sale of securities of the Company, other than the securities which are to be included in the proposed distribution, then such restrictions shall be binding upon the sellers of Registrable Stock, but not for a period exceeding 180 days from the effective date of the registration statement and, if requested by the Company, such sellers shall enter into a written agreement to that effect.

         SECTION 4.  EXPENSES.

         (a) All expenses incurred by the Company in complying with Sections 1 through 3, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., fees of a national securities exchange, transfer taxes, fees of transfer agents and registrars, costs of insurance of Registrable Stock and all other secondary shares, but excluding any Selling Expenses, are called "Registration Expenses." "Selling Expenses" as used herein means all underwriting discounts and selling commissions applicable to the sale of Registrable Stock.

         (b) Except as set forth in the next sentence, all Registration Expenses and Selling Expenses in connection with each registration statement prepared or filed under Section 1 shall be borne by Purchaser. All Registration Expenses and Selling Expenses incurred in connection with each registration statement prepared or filed under Sections 1 (only in the event the Company elects to include other Common Stock pursuant to
Section 1(c)) and 2 shall be borne by the Purchaser and the Company (and any other participating sellers) as they are incurred (including their proportionate share of the reasonable fees and expenses of counsel to the Company) in proportion to the number of shares to be sold by each.

         SECTION 5.  INDEMNIFICATION AND CONTRIBUTION.

         (a) In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Section 1 or 2, the Purchaser shall indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Sections 1 or 2, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or

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
are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall pay or reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that Purchaser shall be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to Purchaser, furnished to the Company by Purchaser in writing and stated specifically for use in such registration statement or prospectus, amendment or supplement; provided, however, that the obligation of the Purchaser hereunder shall be limited to an amount equal to the net proceeds received by the Purchaser from such securities sold in such registration.

         (b) In the event of a registration of any of the Registrable Stock under the Securities Act pursuant to Section 1 or 2, the Company shall indemnify and hold harmless, to the full extent permitted by law, Purchaser, each member, partner, officer, trustee or director of the Purchaser, each underwriter of such Registrable Stock thereunder and each other person, if any, who controls such Purchaser or underwriter within the meaning of the Securities Act or the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), against any losses, claims, damages, liabilities or expenses, joint or several, to which such Purchaser, person, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Stock was registered under the Securities Act pursuant to Sections 1 or 2, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall pay or reimburse Purchaser, andeach member, partner, officer, trustee or director thereof, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by Purchaser, any such underwriter or any such controlling person, as the case may be, and stated to be specifically for use in such registration statement, prospectus, amendment or supplement.

         (c) Promptly after receipt of an indemnified party hereunder or written notice of any claim or the commencement of any action or proceeding, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 5 and shall only relieve it from any liability which it may have to such indemnified party under this Section 5 if an to the extent the indemnifying party is prejudiced by such omission.
In

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
case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 5 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that if the defendants in such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to materially conflict with the interests of the indemnified party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or litigation against an indemnified party, shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation, unless such indemnified party shall otherwise consent in writing. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless any indemnified party reasonably concludes that there may be legal defenses reasonably available to such indemnified party with respect to such claim which are different from or additional to those available to any other such indemnified parties or that a material conflict of interest may exist between such indemnified party and any other such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

         (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Stock exercising registration rights under Sections 1 or 2, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 5 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holderor any such controlling person in circumstances for which indemnification is provided under this Section 5; then, and in each such case, the Company and such holder shall contribute to the aggregate losses, claims, damages or liabilities including legal fees and expenses incurred by such party to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect both the relative benefit received by such holder and the relative fault of the Company and each holder; provided, however, that, in any such case, no person or entity

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
guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation. For purposes of the preceding sentence, the relative benefit received by such holder shall be deemed to be in the same proportion as the public offering price of such holder's Registrable Stock offered by the registration statement bears to the public offering price of all securities offered by such registration statement; and the relative fault of the Company and such holder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission of a material fact relates to information supplied by the Company, by such holder or by any controlling person of any such holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

        (e) The indemnity obligations herein shall survive the transfer of the Registrable Stock by the Purchaser.

         SECTION 6.  DEFINITIONS.

         "Person" shall mean an individual, corporation, trust, partnership, joint venture, unincorporated organization, government agency or any agency or political subdivision thereof, or other entity.

         an "Affiliate" of a person shall mean someone that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.

         "Registrable Stock" means (a) any of the Securities and any other securities of the Company of the same class, and (b) any securities (of the Company or any other Person) issued or issuable with respect to any of the Securities by way of stock dividend or stock split, a dividend or other distribution, in connection with a combination of shares, recapitalization, reclassification, merger, consolidation or other reorganization or otherwise. Any Registrable Stock will cease to be Registrable Stock when (i) a registration statement covering such Registrable Stock has been declared effective by the SEC and the Registrable Stock has been disposed of pursuant to such effective registration statement, or (ii) the Registrable Stock is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met if, as a result of or following any sale referred to in this clause (ii), such securities are freely transferable without restriction under the Securities Act.

         SECTION 7.  MISCELLANEOUS.

         (a) Parties in Interest: Assignment. All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether expressed or not. No party may assign its rights hereunder without the prior written consent of the other parties hereto, except the Purchaser may assign all of such rights to a single Affiliate.

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
         (b) Waiver. Any of the terms or conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefits thereof without affecting any other terms or conditions of this Agreement.

         (c) Notices, Etc. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified or registered mail, postage prepaid:

         If to the Company:     Capital Pacific Holdings, Inc.
                                4100 MacArthur Blvd., Suite 200
                                Newport Beach, California  92660
                                Telecopy No. (714) 622-8410
                                Attention:  Hadi Makarechian

                                        with a copy to:

                                      Dag Wilkinson, Esq.
                                      Wiley, Rein & Fielding
                                      1776 K Street, N.W.
                                      Washington, D.C. 20006
                                      Telecopy No. (202) 429-7049

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
If to the Purchaser:


c/o Farallon Capital Management, L.L.C.
One Maritime Plaza
Suite 1325
San Francisco, California  94111
Telecopy No.: (415) 421-2133
Attention:  Steve Millham

with a copy to:

Richards Spears Kibbe & Orbe
One Chase Manhattan Plaza
57th Floor
New York, New York  10005
Attention:  William Q. Orbe, Esq.
Telecopy No. (212) 530-1801


Any party may, by written notice to the other parties, change the address or telecopy number to which notices to such party are to be delivered or mailed or sent by facsimile transmission.

All such notices or other communications shall be effective and be deemed to have been given as of the date on which so hand-delivered or on the third business day following the date on which so mailed, or if delivered by facsimile transmission, when sent and the sender receives evidence of complete transmission without error.

         (d) Entire Agreement: Amendment. This Agreement sets forth the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof, both oral and written. No representation, promise, inducement or statement of intention has been made by either of the parties hereto which is not embodied in this Agreement, or in the written statements, certificates or other documents delivered pursuant hereto and neither of the parties hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not to set forth. This Agreement may be amended or modified only by a written instrument executed by the parties hereto or by their successors and assigns.

         (e) General. This Agreement (i) shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof; and (ii) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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
         (f) Severability. To the extent that any provision of this Agreement which does not materially affect the intent of the parties hereto shall be invalid or unenforceable, it shall be considered deleted therefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

                            [SIGNATURE PAGE FOLLOWS]

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                 SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

IN WITNESS WHEREOF, the Company and the Purchaser have executed this Agreement as of the day and year first above written.


                                   CAPITAL PACIFIC HOLDINGS, INC.



                              By:  ------------------------------

                                      Name:  Hadi Makarechian
                                      Title: Chairman



                                 CALIFORNIA HOUSING FINANCE, L.P.

                         By:  CALIFORNIA HOUSING FINANCE L.L.C.,
                                        its General Partner

                         By:  FARALLON CAPITAL MANAGEMENT L.L.C.,
                                        its Managing Member



                                By:-----------------------------

                                      Name:   Steve Millham
                                      Title:  Managing Member

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
                    EXHIBIT D

PAGE

[EXECUTION COPY]

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (as amended or otherwise modified from time to time pursuant to the terms hereof, the "Agreement"), dated September 29, 1997, is among California Housing Finance L.P., a Delaware limited partnership,
(the "Purchaser"), and CPH2, LLC, a Delaware limited liability company ("CPH2, LLC") and CPH3, LLC, a Delaware limited liability company ("CPH3, LLC") (collectively with CPH2, LLC the "Selling Stockholder"), and collectively the beneficial and record owner of 11,238,691 shares (or 74.9%) of the issued and outstanding shares of common stock, par value $.10 per share (the "Common Stock") of Capital Pacific Holdings, Inc. (the "Company").

         WHEREAS, the Selling Stockholder agrees to sell and the Purchaser agrees to purchase 2,484,340 shares (the "Shares") of the issued and outstanding Common Stock of the Company ("Common
Stock") owned by the Selling Stockholder for an aggregate purchase price of $10,000,000 (the "Purchase Price").

         NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

                                    ARTICLE I

                              THE PURCHASE AND SALE

         SECTION 1.01 Purchase and Sale of Common Stock. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Selling Stockholder (in respective amounts to be designated and disclosed to Purchaser prior to the Closing) hereby agrees to sell, convey, transfer and deliver to the Purchaser, and the Purchaser will purchase from the Selling Stockholder, the Shares for the Purchase Price.

         SECTION 1.02 The Closing. The closing of the purchase and sale of the Shares hereunder (the "Closing") shall take place at the offices of Wiley, Rein & Fielding, 1776 K Street, N.W., Washington, D.C. 20006, at 10:00 a.m., Washington Time, on the latter of October 1, 1997 and the date of satisfaction or waiver of the conditions set forth in Article IV, unless another date and time is agreed upon by the Purchaser and the Selling Stockholder. The date on which the Closing occurs is referred to in this Agreement as the "Closing Date."

         SECTION 1.03 Delivery and Payment. Within five (5) Business Days of the date of this Agreement, the Selling Stockholder shall deliver to NationsBank, N.A. (the "Escrow Agent") stock certificates in definitive form, together with stock powers duly endorsed in blank representing the Shares. As against payment in full for the Shares, and against delivery of the stock certificates and stock powers to the Escrow Agent therefor as aforesaid, the Purchaser shall deliver, within five (5) Business Days of the date hereof, to the Escrow Agent, by wire transfer to the account designated by the Escrow Agent in writing to the
Purchaser or,

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
at the option of the Escrow Agent, by delivery of a certified or bank cashier's check payable to the order of the Escrow Agent,the amount of the full Purchase Price.

         SECTION 1.04  Escrow.

         (a) Simultaneously with the execution and delivery of this Agreement, the Selling Stockholder, the Purchaser and the Escrow Agent have entered into an escrow agreement, substantially in the form attached hereto as Exhibit A (the"Escrow Agreement"). Upon receipt in accordance with the terms of this Agreement, the Escrow Agent shall hold the certificates representing the Shares and the Purchase Price in accordance with the terms and provisions of the Escrow
Agreement.

         (b) At the Closing, subject to the satisfaction of the conditions set forth in this Agreement and in the Escrow Agreement, the Escrow Agent shall deliver (i) the certificates representing the Shares together with stock powers duly endorsed in blank, to the Purchaser, and (ii) the Purchase Price, by wire transfer of immediately available funds, to the Selling Stockholder.

         (c) At all times prior to the Closing, the Selling
Stockholder shall have the sole power to vote the Shares.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES
                           OF THE SELLING STOCKHOLDER

         CPH2, LLC and CPH3, LLC, jointly and severally, represent and warrant to the Purchaser as of the date hereof and as of the Closing
Date:

         SECTION 2.01 Organization, Qualifications and Corporate Power. Each of CPH2, LLC and CPH3, LLC is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly licensed or qualified to transact business as a foreign Company and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, have a material adverse effect on the business, financial condition, results of operations, prospects, properties, assets or affairs of CPH2, LLC or CPH3, LLC, respectively, or the ability of CPH2, LLC or CPH3, LLC, to perform and comply in all material respects with all of its respective covenants and agreements contained in this Agreement (a "Material Adverse Effect"). The
Selling Stockholder has full power and authority (i) to own and hold its properties and to carry on its business as now conducted, and (ii) to execute, deliver and perform its obligations under this Agreement.

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
         SECTION 2.02 Common Stock Ownership. The Selling Stockholder is the beneficial and record owner of the Shares in the respective amounts set forth on Schedule A, free and clear of any lien, claim encumbrance or security interest of any kind (each a "Lien"), and will transfer to the Purchaser good and marketable title to such Shares, free and clear of any Lien.

         SECTION 2.03 Authorization of Agreement, Etc. The execution and delivery by the Selling Stockholder and the performance by the Selling Stockholder of its obligations hereunder, and the sale and delivery of the Shares by the Selling Stockholder, have been duly authorized by the relevant proceedings of each Selling Stockholder and will not (i) violate any provision of law or regulatory agency (including any stock exchange rules or requirements), or any order of any court or other agency of government, (ii) conflict with or result in a breach of any provision of the limited liability company agreement of either Selling Stockholder, (iii) conflict with, result in a violation or breach of or constitute (with due notice or lapse of time or both) a default under, any note, bond, mortgage, indenture, deed of trust, license, lease, joint venture agreement, collaborative arrangement or relationship or other contract, commitment or agreement or other instrument or obligation to which the Selling Stockholder or any of its properties or assets may be bound or (iv) result in the creation or imposition of any lien, claim, encumbrance or security interest of any kind upon any of the properties or assets of the Selling Stockholder.

         SECTION 2.04 Validity. This Agreement has been duly executed and delivered by the Selling Stockholder and constitutes the legal, valid and binding obligations of the Selling Stockholder, enforceable against the Selling
Stockholder in accordance with its terms, except as the enforceability hereof may be limited (i) by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (ii) by general equitable principles regardless of whether considered in a proceeding in equity or at law.

         SECTION 2.05 Governmental Approvals. Subject to the accuracy of the representations and warranties of the Purchaser set forth in Section 3.04, no registration or filing with, or consent or approval of or other action by, any Federal, state or other governmental agency or instrumentality or regulatory body is or will be necessary for the valid execution, delivery and performance by the Selling Stockholder of this Agreement, or the delivery, sale and transfer of the Shares to the Purchaser other than any filings necessary pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934 and the associated regulations.

         SECTION 2.06  Capitalization.

         (a) The authorized capital stock of the Company consists of (1) 30,000,000 shares of Common Stock, and (2) 5,000,000 shares of Preferred Stock. As of the date of this Agreement, 14,995,000 shares of Common Stock and no shares of Preferred Stock (together with the Common Stock, the "Company Stock") are outstanding. All of the Shares have been duly authorized, validly issued and are fully paid and nonassessable. Except for the Company Stock, there are no shares of capital stock or other equity securities of the Company outstanding.

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
         (b) Except for the warrants to purchase 790,000 shares of Common Stock and as contemplated by the Related Agreements,
(i) there are no preemptive or similar rights on the part of any holder of any class of securities of the Company, and (ii) no options, warrants, conversion or other rights, agreements or commitments of any kind are outstanding that obligate the Company, contingently or otherwise, to issue, sell, purchase, return or redeem any shares of its capital stock of any class or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given.
No shares of capital stock of the Company are held in the Company's treasury and except in respect of the warrants described above no shares of capital stock of the Company are reserved for issuance. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

         SECTION 2.07 Misstatements. No representation or warranty contained in this Agreement, contain or will contain, as the case may be, any material misstatement of fact or omits or will omit, as the case may be, to state a material fact or any fact necessary to make the statement contained therein not materially misleading.


                                   ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser represents and warrants to the Selling
Stockholder that:

         SECTION 3.01 Organization and Corporate Power.

         (a) The Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. The Purchaser has the partnership power and authority to execute, deliver and perform this Agreement.

         (b) California Housing Finance L.L.C. is the sole general partner of the Purchaser and is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the company power and authority to execute and deliver this Agreement on behalf of the Purchaser.

         SECTION 3.02 Authorization of Agreement, Etc. The execution and delivery by the Purchaser of this Agreement and by its general partner on behalf of the Purchaser and the performance by Purchaser of its obligations hereunder, have been duly authorized by all requisite limited partnership and limited liability company action and will not (i) violate any provision of law or any order of any court or other agency of government, (ii) conflict with or result in a breach of any provisions of the limited liability company agreement of the Purchaser or (iii) conflict with, result in a violation or breach of or constitute (with due notice or lapse of time or both) a default under, any material note, bond, mortgage, indenture,

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
license, lease, contract, agreement or other instrument or obligation to which the Purchaser or any of its assets is bound.

         SECTION 3.03 Validity. This Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms except as the enforceability thereof may be limited (i) by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (ii) by general equitable principles regardless of whether considered in a proceeding in equity or at law.

         SECTION 3.04 Investment Representations.

         (a) The Purchaser is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act and has, together with its Affiliates, sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Company and it is able financially to bear the risks thereof;

         (b) The Purchaser has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management to its satisfaction and except for reliance on the representations and warranties contained in the Related Agreements and the Information Documents, has conducted, and relied solely upon, its own diligence with respect to the business and properties of the Company;

         (c) The Shares are being acquired by the Purchaser for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof in violation of the Securities Act;

         (d) The Purchaser understands that (i) the Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act, (ii) the Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration and (iii) the Company will make a notation on its transfer books to such effect.

         (e) Until (i) the Shares have been effectively registered under the Securities Act, or (ii) in the opinion of counsel satisfactory to the Company (it being agreed that Richards Spears et al. shall be satisfactory for such purposes) such securities may be publicly sold without registration under the Securities Act, each certificate representing the Shares shall, except as otherwise provided in this Section 3.04(e), bear a legend stating substantially as follows:

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
         "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE
         SOLD,   TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN
         EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933 OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY'S COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT."

In the event of a transfer of the Shares, the certificate issued to the transferee of such Shares shall bear such legend, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 of the Securities Act ("Rule 144") (or any other rule permitting public sale without registration under the Securities Act) or (ii) the Company receives an opinion of counsel to the effect that the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act.

                                   ARTICLE IV

                          CONDITIONS TO THE OBLIGATIONS
                                 OF THE PARTIES


         SECTION 4.01 Conditions to the Obligations of the Purchaser. The obligation of the Purchaser to purchase and pay for the Shares being purchased by it on the Closing Date is subject to the satisfaction or waiver in writing, on or before the Closing Date, of all of the following conditions:

         (a) Representations and Warranties of the Selling Stockholder to be True and Correct. The representations and warranties of the Selling Stockholder contained in Article II shall be true, complete and correct in all respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, and a member of each Selling Stockholder (with respect to their respective representations) shall have certified in writing to the Purchaser to such effect.

         (b) The Selling Stockholder's Performance. The Selling Stockholder shall have performed and complied in all material respects with all covenants and agreements contained in this Agreement, and a member of each Selling Stockholder (with respect to their respective covenants and agreements) shall have certified to the Purchaser in writing to such effect and to the further effect that the conditions set forth in subparagraphs (a) and (b) of this Section 4.01 have been satisfied.

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
         (c) Stock Certificates. The Selling Stockholder shall have delivered to the Escrow Agent a certificate or certificates evidencing the Shares, free and clear of all liens, claims, encumbrances or security interests of any kind of any nature whatsoever, in each case together with stock powers duly endorsed in blank with all requisite documentary or stock transfer tax stamps affixed, as applicable.

         (d) Supporting Documents. The Purchaser shall have received copies of the following documents:

                  (i) (A) the Certification of Formation and the Limited Liability Company Agreement of each Selling Stockholder, both certified as of a recent date by a member of CPH2, LLC and CPH3, LLC, respectively, and (B) a certificate of the Secretary of State of the State of Delaware dated as of a recent date as to the due organization and good standing of each Selling Stockholder.

                  (ii)    a certificate of the Secretary or an
Assistant Secretary of the Company dated the Closing Date and certifying: (A) that attached thereto is a true and complete copy of all resolutions adopted by the Board of Directors of the Company, as required, authorizing the approval of the Purchaser becoming an "interested stockholder" (within the meaning of Section 203 of the Delaware General Corporation Law) of the Company upon the consummation of this Agreement, and, if applicable, a "related party transaction," as contemplated by
Article VII of the Company's By-Laws; and (B) that all such resolutions are in full force and effect.

                  (iii)   such additional supporting documents
and other information with respect to the operations and affairs of the Selling Stockholder as the Purchaser or its counsel may reasonably request.

         (e) Litigation. As of the Closing Date, there shall not
(i) be in effect any judgment, order, injunction or decree of any court of competent jurisdiction, the effect of which is to prohibit or restrain the consummation of the transactions contemplated by this Agreement or award any material damages (after taking into account any damages for which full insurance coverage is not in dispute) with respect to the transactions contemplated by this Agreement or (ii) be pending any action or proceeding by a governmental authority which seeks any of the foregoing.

         (f) No Change in Law. There shall not have been any action, or any statute enacted, by any government or agency thereof which would in any material respect prohibit or render the parties unable to consummate the transactions contemplated hereby or make the transactions contemplated hereby illegal.

         (g) Escrow Agreement Conditions. The conditions to the release of the Purchase Price to the Selling Stockholder and the certificates representing the Shares to the Purchaser contained in the Escrow Agreement shall have been satisfied.

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         SECTION 4.02 Conditions to the Obligations of the
Selling Stockholder. The obligation of the Selling Stockholder to sell the Common Stock on the Closing Date is subject to the satisfaction or waiver, on or before the Closing
Date of the following conditions:

         (a) Representations and Warranties of the Purchaser to be True and Correct. The representations and warranties of the Purchaser contained in Article III shall be true, complete and correct in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, and a senior officer of the Purchaser shall have certified in writing to the Company to such effect.

         (b) The Purchaser's Performance. The Purchaser shall have performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it prior to or at theClosing Date and a senior officer of the Purchaser shall have certified to the Company in writing to such effect and to the further effect that the conditions set forth in subparagraphs (a) and (b) of this
Section 4.02 have been satisfied.

         (c) Litigation. As of such Closing Date, there shall not
(i) be in effect any judgment, order, injunction or decree of any court of competent jurisdiction, the effect of which is to prohibit or restrain the consummation of the transactions contemplated by this Agreement or award any material damages (after taking into account any damages for which full insurance coverage is not in dispute) with respect to the transactions contemplated by this Agreement or(ii) be pending any action or proceeding by a governmental authority which seeks any of the foregoing.

         (d) No Change in Law. There shall not have been any action, or any statute enacted, by any government or agency thereof which would in any material respect prohibit or render the parties unable to consummate the transactions contemplated hereby or make the transactions contemplated hereby illegal.

         (e) Escrow Agreement Conditions. The conditions to the release of the Purchase Price to the Selling Stockholder and the certificates representing the Shares to the Purchaser contained in the Escrow Agreement shall have been satisfied.

         (f) Board Approval. The Board of Directors of the
Company shall have approved the transaction pursuant to which the Purchaser become an "interested stockholder" (within the meaning of Section 203 of the Delaware General Corporation Law).

                                    ARTICLE V

                                  MISCELLANEOUS

         SECTION 5.01 Expenses. Each party hereto shall pay its own expenses in connection with the transactions contemplated by this Agreement, whether or not such transactions shall be consummated.

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         SECTION 5.02 Survival of Representations and Warranties.
Any representation and warranty made herein, or in any certificate or instrument delivered to the Purchaser pursuant to or in connection with this Agreement, shall survive the execution and delivery of this Agreement, and the sale, transfer and delivery of the Shares for a period of one year and any statementscontained in any certificate or other instrument delivered by the Selling Stockholder pursuant to Article IV shall be deemed to constitute a representation and warranty made by the Selling Stockholder for all purposes of this Agreement.

         SECTION 5.03 Parties in Interest: Assignment. All representations, warranties, covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. No party may assign its rights hereunder without the prior written consent of the other parties hereto, except (i) as provided herein, (ii) the Purchaser may assign all of such rights to a single Affiliate. Without limiting the generality of the foregoing, all representations, warranties, covenants, and agreements benefiting the Purchaser shall inure to the benefit of a single Affiliate of the Purchaser designated to purchase the Shares.

         SECTION 5.04 Waiver. Any of the terms or conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefits thereof without affecting any other terms or conditions of this Agreement.

         SECTION 5.05 Notices, Etc. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified or registered mail, postage prepaid:

If to the Selling Stockholder:   CPH2, LLC
                                 CPH3, LLC
                                 Attention:  Hadi Makarechian
                               c/o Capital Pacific Holdings, Inc.
                                4100 MacArthur Blvd., Suite 200
                                Newport Beach, California  92660
                                 Telecopy No.:  (714) 622-8410

with a copy to:               Dag Wilkinson, Esq.
                                    Wiley, Rein & Fielding
                                    1776 K Street, N.W.
                                    Washington, DC 20006
                                    Telecopy No.: (202) 429-7049

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
If to the Purchaser:     c/o Farallon Capital Management, L.L.C.
                          One Maritime Plaza
                          Suite 1325
                          San Francisco, California 94111
                          Attention: Steve Millham
                          Telecopy No.: (415)421-2133

with a copy to:               Richards Spears Kibbe & Orbe
                              One Chase Manhattan Plaza
                              57th Floor
                              New York, New York  10005
                              Attention:  William Q. Orbe, Esq.
                              Telecopy No.:  (212)530-1801


Any party may, by written notice to the other parties, change the address or telecopy number to which notices to such party are to be delivered or mailed or sent by facsimile transmission. All such notices or other communications shall be effective and be deemed to have been given as of the date on which so hand-delivered or on the third business day following the date on which so mailed, or if delivered by facsimile transmission, when sent and the sender receives evidence of complete transmission without error.

         SECTION 5.06 Entire Agreement: Amendment. This Agreement, the Escrow Agreement and the Investment and Stockholder Agreement set forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersede all prior agreements, arrangements and understandings relating to the subject matter hereof, both oral and written. No representation, promise, inducement or statement of intention has been made by either of the parties hereto which is not embodied in this Agreement, or the written statements, certificates or other documents delivered pursuant hereto or the other agreements referred to above, and neither of the parties hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth. This Agreement may be amended or modified only by a written instrument executed by the parties hereto or by their successors and assigns.

         SECTION 5.07 Press Releases. None of the parties hereto shall issue any press releases or make any public announcements of any of the transactions contemplated by this Agreement except as may be mutually agreed to in writing by the parties hereto; provided, however, that notwithstanding the foregoing, each of the parties hereto shall be permitted and will cooperate with the other party, to make such disclosures to the public or governmental authorities as their respective counsel shall deem necessary to maintain compliance with, or to prevent violation of, applicable laws.

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         SECTION 5.08 General. This Agreement (i) shall be
construed and enforced in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof; and (ii) may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 5.09 Severability. To the extent that any provision of this Agreement which does not materially affect the intent of the parties hereto shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

         SECTION 5.10 Certain Defined Terms. As used in this
Agreement, the following terms shall have the following meanings
(such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         (a) "Person" shall means an individual, corporation, trust, partnership, joint venture, unincorporated organization, government agency or any agency or political subdivision thereof, or other entity.

         (b) an "Affiliate" of a person shall mean someone that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such person.

         (c) "Business Day" means any day on which commercial banks are not authorized or required to close in New York, New
York.

         SECTION 5.11 Confidential Information. All information acquired by any party hereto or their respective agents, representatives or Affiliates with respect to the business of the other parties hereto ("confidential information") in connection with the transactions contemplated hereby shall be held in strict confidence by such party if such information is not in the public domain or was not independently obtained or developed by such party and, if in writing, such confidential information shall be returned by such party to the other party if so requested in writing upon termination of this Agreement; provided however that each party may retain one copy thereof in confidential, restricted access files for use only in the event a dispute arises between the parties hereunder and only in connection with that dispute. None of the parties shall use any confidential information to the disadvantage of the other party.

         SECTION 5.12 Termination. This Agreement may be terminated by either party hereto if the Closing shall not have occurred on or before November 18, 1997, or such later date as may have been agreed upon by the parties hereto.
Upon termination, no party shall have any liability or obligation under this Agreement except to observe the confidentiality provisions hereof and except to the extent a party has breached its representations, warranties, covenants or agreements hereunder.

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
                   SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT


         IN WITNESS WHEREOF, the Selling Stockholder and the
Purchaser have executed this Agreement as of the day and year first above written.

                                 CPH2, LLC



                                 By: /s/ Hadi Makarechian

                                      Name:  Hadi Makarechian
                                      Title: Member


                                 CPH3, LLC



                                 By:  /s/ Hadi Makarechian
                                      Name:  Hadi Makarechian
                                      Title: Member


                                 CALIFORNIA HOUSING FINANCE, L.P.

                          By:  California Housing Finance L.L.C.
                                      Its Manager

                          By: Farallon Capital Management, L.L.C.
                                          Its Manager



                         By:
                                              /s/ Steve Millham
                                              Steve Millham
                                              Managing Member




516994

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
                                    EXHIBIT A
                               (ESCROW AGREEMENT)


                                      -13-


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
                    SCHEDULE A
                    (SHAREHOLDINGS)

                         Shares of
                         Common Stock
Name                     Beneficially Owned

CPH2, LLC                4,638,657

CPH3, LLC                6,600,034


               -14-


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
                    EXHIBIT E

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


                                    AGREEMENT


        THIS AGREEMENT (as amended or otherwise modified from time to time pursuant to the terms hereof, the "Agreement"), dated _________, 1997, is among California Housing Finance L.P., a Delaware limited partnership, (the "Purchaser"), Capital Pacific Holdings, Inc., a Delaware corporation (the
"Company"), Capital Pacific Holdings L.L.C., a Delaware limited liability company (the "New L.L.C."), and Hadi Makarechian, a natural person ("the Indirect Stockholder").

        WHEREAS, CPH2, L.L.C. and CPH3, L.L.C., each a Delaware limited liability company (collectively, the "Stockholders"), and the Purchaser have entered into a Stock Purchase Agreement dated as of September 29, 1997 (the "Stock Purchase Agreement"), pursuant to which the Stockholders shall sell, and the Purchaser shall buy, 2,484,340 shares (the "Shares") of Common Stock, $.10 par value, of the Company (the "Common Stock") for $10,000,000 (the "Purchase Price") and the Purchasers, the Stockholders and Nationsbank, N.A. as escrow agent have entered into an Escrow Agreement dated as of September 29, 1997 (the"Escrow Agreement") pursuant to which theStock and the Purchase Price are escrowed pending the consummation of the transactions contemplated by thisAgreement;

        WHEREAS, the Indirect Stockholder owns a majority of the membership interests in CPH2, L.L.C. and CPH3, L.L.C.;

        WHEREAS, simultaneously with the execution of this Agreement, the Company, the Subsidiaries and the Purchaser have entered into an Investment and Stockholder Agreement (the "Investment Agreement"), pursuant to which the Company and the Subsidiaries shall transfer substantially all of their respective assets to the New L.L.C. and the Purchaser shall contribute $30,000,000 to the capital of the New L.L.C. and execute a counterpart of the Amended and Restated Limited Liability Company Agreement of the New L.L.C. in return for a 32.07% membership interest in the New L.L.C. and other rights.

        NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

SECTION 1.  RESTRICTIVE COVENANTS.

        (a) The Indirect Stockholder hereby agrees that he will from and after the Closing Date during the Restrictions Period
(as defined in the Investment Agreement):

          (i) not directly or indirectly (whether through an affiliate or otherwise) conduct or invest in tract homebuilding or production homebuilding activity (provided any land development activity (x) undertaken by the Indirect Stockholder at a time when he is not the beneficial owner of more than ten percent (10%) of

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
          the common equity of the
           Company or (y) which the

Company is unable to undertake or which the Company and the Purchaser shall have declined to undertake shall not be restricted hereby even if the ultimate purpose is homebuilding) within a 100 mile radius of any current or future project of the Company, the New L.L.C. or any Future Affiliate or Mirror Company or of any real property which is the subject of any purchase agreement or option agreement to which any such entity is a party, provided however, that in the event any land development activity by the Indirect Stockholder was commenced prior to the acquisition of any such project or the entering into of such purchase agreement or option contract by the Company, the New L.L.C. or any Mirror Company or Future Affiliate, the continuation of such activity of the Indirect Stockholder shall not be in breach of this Agreement;

            (ii) not directly or indirectly hire or solicit the hiring of any current or future employee (other than any person related by blood or marriage to the Indirect Stockholder) of the Company, the Subsidiaries, the new L.L.C. or any Future
Affiliate or Mirror Company; and

        (b) The Indirect Stockholder acknowledges that the breach of this Section 1 shall cause irreparable harm to the Purchaser, which harm cannot be reasonably, adequately or fully redressed by the payment of damages. Accordingly, the Purchaser shall be entitled, in addition to any other right it may have in law or in equity, to an injunction enjoining the Indirect Stockholder from any breach or threatened breach of this Agreement. The Indirect Stockholder hereby waives the defense in any equitable proceeding that there is an adequate remedy at law for any such breach.

SECTION 2. REPRESENTATIONS. The Indirect Stockholder hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that:

        SECTION 2.01 Legal Capacity. He has full power, legal capacity and authority to execute, deliver and perform this Agreement and this Agreement (i) has been duly executed and delivered, (ii) is legal, valid and binding and enforceable against the Indirect Stockholder, and (iii) is not in contravention of any law, order or agreement by which the Indirect Stockholder is bound.

        SECTION 2.02 Organization, Qualifications and Corporate Power. Each of CPH2, LLC and CPH3, LLC is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly licensed or qualified to transact business as a foreign company and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification, except where the failure to be so licensed or qualified and in good standing would not, individually or in the aggregate, have a material adverse effect on the business, financial condition,results of operations, prospects, properties, assets or affairs of CPH2, LLC or CPH3, LLC, respectively, or the ability of CPH2, LLC or CPH3, LLC, to perform and comply in all material respects with all of its respective covenants and agreements

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
contained in the Stock Purchase Agreement (a "Material Adverse Effect"). Each of the Stockholders has full power and authority
(i) to own and hold its properties
and to carry on its business as now conducted, and (ii) to execute, deliver and perform its obligations under the Stock Purchase Agreement.

        SECTION 2.03 Common Stock Ownership. The Stockholders are the beneficial and record owner of the Shares in the respective amounts set forth on Schedule A to the Stock Purchase Agreement, free and clear of any lien, claim, encumbrance or security interest of any kind (each a "Lien"), and at the Closing under the Stock Purchase Agreement will transfer to the Purchaser good and marketable title to such Shares, free and clear of any Lien.

        SECTION 2.04 Authorization of Agreement, Etc. The execution and delivery by the Stockholders and the performance by the Stockholders of their respective obligations under the Stock Purchase Agreement, and the sale and delivery of the Shares by the Stockholders, have been duly authorized by the relevant proceedings of each Stockholder and will not (i) violate any provision of law or regulatory agency (including any stock exchange rules or requirements), or any order of any court or other agency of government, (ii) conflict with or result in a breach of any provision of the limited liability company agreement of either Stockholder, (iii) conflict with, result in a violation or breach of or constitute (with due notice or lapse of time or both) a default under, any note, bond, mortgage, indenture, deed of trust, license, lease, joint venture agreement, collaborative arrangement or relationship or other contract, commitment or agreement or other instrument or obligation to which either Stockholder or any of its properties or assets may be bound or (iv) result in the creation or imposition of any lien, claim, encumbrance or security interest of any kind upon any of the properties or assets of either Stockholder.

        SECTION 2.05 Validity. The Stock Purchase Agreement has been duly executed and delivered by the Stockholders and constitutes the legal, valid and binding obligations of the Stockholders, enforceable against the Stockholders in accordance with its terms, except as the enforceability hereof may be limited(i) by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and (ii) by general equitable principles regardless of whether considered in a proceeding in equity or at law.

        SECTION 2.06 Governmental Approvals. Subject to the accuracy of the representations and warranties of the Purchaser set forth in Section 3.04 of the Stock Purchase Agreement, no registration or filing with, or consent or approval of or other action by, any Federal, state or other governmental agency or instrumentality or regulatory body is or will be necessary for the valid execution, delivery and performance by the Stockholders of the Stock Purchase
Agreement, or the delivery, sale and transfer of the Shares to the Purchaser thereunder other than any filings necessary pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934 and the associated regulations.

        SECTION 2.07  Capitalization.

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        (a) The authorized capital stock of the Company consists
of (1)30,000,000 shares of Common Stock, and (2) 5,000,000 shares of Preferred Stock. As of the date of this Agreement, 14,995,000 shares of Common Stock and no shares of Preferred Stock (together with the Common Stock, the "Company Stock") are outstanding. All of the Shares have been duly authorized, validly issued and are fully paid and nonassessable. Except for the Company Stock, there are no shares of capital stock or other equity securities of the Company outstanding.

        (b) Except for the warrants to purchase 790,000 shares of Common Stock and as contemplated by the Related Agreements, (i) there are no preemptive or similar rights on the part of any holder of any class of securities of the Company, and (ii) no options, warrants, conversion or other rights, agreements or commitments of any kind are outstanding that obligate the Company, contingently or otherwise, to issue, sell, purchase, return or redeem any shares of its capital stock of any class or any securities convertible into or exchangeable for any such shares, and no authorization therefor has been given.
No shares of capital stock of the Company are held in the Company's treasury and except in respect of the warrants described above no shares of capital stock of the Company are reserved for issuance. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

        (c) Notwithstanding anything to the contrary set forth herein, the sole remedy for any breach of the representations and warranties set forth in subparagraph (b) above shall be a purchase price adjustment (the "Purchase Price Adjustment") on a retrospective basis so that either (i) the number of Shares transferred to the Purchaser is increased or (ii) the Purchase Price is decreased so that, in either such event, the Purchaser shall have as of the Closing Date the economic equivalent of 15.74% of the capital stock of the Company (on a fully diluted basis) in consideration of the Purchase Price. The Indirect Stockholder shall cause the Stockholders to effect the Purchase Price Adjustment in any such event, and the parties agree that an interest factor of ten percent (10%) from the Closing Date until the effective date of any such Purchase Price Adjustment shall be included in the Purchase Price Adjustment to compensate the Purchaser for the delay in obtaining such economic equivalent.


SECTION 3.  MISCELLANEOUS.

        SECTION 3.01 Definitions. Capitalized terms not otherwise defined herein shall have their respective meanings set forth in the Investment Agreement.

        SECTION 3.02 Survival. Any representation and warranty made herein shall survive the execution and delivery of this Agreement, and the sale, transfer and delivery of the Shares pursuant to the Stock Purchase Agreement for a period of eighteen (18) months.

        SECTION 3.03 Parties in Interest; Assignment. All representations, warranties, covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties

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
hereto whether so expressed or not. No party may assign its rights hereunder without the prior written consent of the other parties hereto.

        SECTION 3.04 Waiver. Any of the terms or conditions of this Agreement may be waived at any time and from time to time in writing by the party entitled to the benefits thereof without affecting any other terms or conditions of this Agreement.

        SECTION 3.05 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, if delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified or registered mail, postage prepaid:

If to the Indirect
Stockholder:       Hadi Makarechian
                 c/o Capital Pacific Holdings, Inc.
                 4100 MacArthur Blvd., Suite 200
                 Newport Beach, California  92660
                 Telecopy No.:  (714) 622-8410



If to the           CPH2, L.L.C. or CPH3, L.L.C.
Stockholders:      Attention:  Hadi Makarechian
                   c/o Capital Pacific Holdings, Inc.
                   4100 MacArthur Blvd., Suite 200
                   Newport Beach, California  92660
                   Telecopy No.:  (714) 622-8410

If to the Company:        Hadi Makarechian
                          Chairman of the Board
                          Capital Pacific Holdings, Inc.
                          4100 MacArthur Blvd., Suite 200
                          Newport Beach, California  92660
                          Telecopy No.:  (714) 622-8410

with a copy to:                 Dag Wilkinson, Esq.
                                Wiley, Rein & Fielding
                                1776 K Street, N.W.
                                Washington, DC 20006
                                Telecopy No.: (202) 429-7049

If to the
Purchaser:           c/o Farallon Capital Management, L.L.C.
                               One Maritime Plaza
                               Suite 1325
                               San Francisco, California  94111
                               Attention: Steve Millham
                               Telecopy No.: (415) 421-2133

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


with a copy to:                Richards Spears Kibbe & Orbe
                               One Chase Manhattan Plaza
                               57th Floor
                               New York, New York  10005
                               Attention:  William Q. Orbe, Esq.
                               Telecopy No.:  (212) 530-1801


Any party may, by written notice to the other parties, change the address or telecopy number to which notices to such party are to be delivered or mailed or sent by facsimile transmission. All such notices or other communications shall be effective and be deemed to have been given as of the date on which such notices are actually received.

        SECTION 3.06 Entire Agreement; Amendment. This Agreement and the Related Agreements set forth the entire agreement and understanding of the parties in respect of the transactions contemplated hereby and supersede all other agreements, arrangements and understandings relating to the subject matter hereof, both oral and written. No representation, promise, inducement or statement of intention has been made by any of the parties hereto which is not embodied in this Agreement, or the written statements, certificates or other documents delivered pursuant hereto or the Related Agreements referred to above, and none of the parties hereto shall be bound by or liable for any alleged representation, promise, inducement or statement of intention not so set forth. This Agreement and the Related Agreements may be amended or modified only by a written instrument executed by the parties hereto or by their successors and assigns.

        SECTION 3.07 General. This Agreement (i) shall be construed and enforced in accordance with the laws of the State of Delaware without giving effect to the choice of law principles thereof; and (ii) may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The
Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        SECTION 3.08 Severability. To the extent that any provision of this Agreement which does not materially affect the intent of the parties hereto shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.




                            [SIGNATURE PAGE FOLLOWS]

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
                           SIGNATURE PAGE TO AGREEMENT

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                                 CAPITAL PACIFIC HOLDINGS, INC.,



By:------------------------------

                                         Hadi Makarechian
                                         Chairman


                                 CALIFORNIA HOUSING FINANCE, L.P.

                          By:  California Housing Finance L.L.C.
                                           Its Manager

                         By:  Farallon Capital Management, L.L.C.
                                           Its Manager


                              By:------------------------------

                                         Steve Millham
                                         Managing Member


                             CAPITAL PACIFIC HOLDINGS, L.L.C.

                             By:  Capital Pacific Holdings, Inc.
                                           Managing Member


                             By:------------------------------

                                         Hadi Makarechian
                                         Chairman




                         By:---------------------------------
                                       Hadi Makarechian,
                                       personally


524200v6

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                    EXHIBIT F

PAGE

[EXECUTION COPY]

                                ESCROW AGREEMENT

         ESCROW AGREEMENT dated as of September 29, 1997, among
California Housing Finance, L.P. (the "Purchaser"), CPH2, LLC and
CPH3, LLC (collectively,the "Selling Stockholder") and
NationsBank, N.A., as escrow agent (the "Escrow Agent").


                                    RECITALS

         A. Purchaser and the Selling Stockholder have entered into a Stock Purchase Agreement (the "Purchase Agreement"), dated as of the date hereof. Capitalized terms used but not defined herein have the meanings assigned to them in the Purchase
Agreement.

         B. In accordance with the provisions of Section 1.04 of the Purchase Agreement, (i) Purchaser has agreed, as of the date hereof, to deliver to the Escrow Agent the Purchase Price, and
(ii) the Selling Stockholder has agreed, as of the date hereof, to deliver to the Escrow Agent the certificates representing the Shares and one or more stock powers duly endorsed in blank, in each case to be held by the Escrow Agent in accordance with the terms and provisions of this Agreement.


                                    AGREEMENT

         NOW THEREFORE, the parties hereto agree as follows:

         Section 1. Escrow Agent. The Purchaser and the Selling Stockholder hereby appoint and designate NationsBank, N.A., as Escrow Agent for the purposes set forth in this Agreement. All references to the "Escrow Agent", as that term is used in this Agreement, shall refer to the Escrow Agent solely in its capacity as an escrow agent under the terms of this Agreement, and not to it in any other capacity whatsoever whether as individual, agent, attorney, fiduciary, trustee or otherwise.

         Section 2.  Deposits.

         (a) Purchase Price. Within five Business Days of the execution and delivery of this Agreement, the Purchaser shall deliver to the Escrow Agent the Purchase Price by wire transfer of immediately available funds to the escrow account (the "Escrow Account") set forth on Schedule I hereto(such deposit being the "Escrow Amount").

         (b) Shares. Within five Business Days of the execution and delivery of this Agreement, the Selling Stockholder shall deliver to the Escrow Agent the certificates representing the Shares with stock powers duly endorsed in blank to the Escrow Agent's address set forth on Schedule I hereto.

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

         (c) Acknowledgment of Receipt. Upon receipt by the Escrow Agent of the Escrow Amount and the Shares, as contemplated by clauses (a) and(b) above, respectively, the Escrow Agent shall send written notice of such receipt to the Selling Stockholder and the Purchaser.

         (d) Investment of Purchase Price. The Escrow Agent shall invest all funds received under this Agreement in a money market fund account maintained by the Escrow Agent at NationsBank, N.A.
The Escrow Agent shall have no duty to invest in any other obligations except as provided in this Section.

         Section 3. Distribution of Interest and Other Income; Notices of Selling Stockholder. At the time of the distribution of the Escrow Amount in accordance with the terms of this Agreement, the Escrow Agent shall pay to the party receiving such Escrow Amount all interest or other income received in respect of the Escrow Amount since the date of the deposit of the Escrow Amount. The Escrow Agent shall be entitled to rely on any notice from CPH3, LLC as a notice from both Selling Stockholders.

         Section 4.  Distributions.

         (a) Failure of Deposit. In the event either of the deposits described in paragraphs 2(a) or 2(b) above have not taken place in full within five Business Days of the date hereof, any of the Shares or the Purchase Price which have been deposited shall be forthwith returned to the depositing party.

         (b) Conditions Satisfied. On the date on which the Purchaser and the Selling Stockholder deliver to the Escrow Agent a joint written notice in the form of Exhibit A hereto (the"Notice") certifying that the restructuring of Capital Pacific Holdings, Inc. (the "Company") has been consummated in accordance with the terms and provisions set forth in the Investment and Stockholder Agreement of even date between, inter alia, the Selling Stockholders and the Purchaser (the "Condition"), the Escrow Agent shall, promptly upon receipt of the Notice, deliver (i) the Escrow Amount to the Selling Stockholder by wire transfer of immediately funds in accordance with the wire transfer instructions set forth on Schedule II, and
(ii) the certificates representing the Shares together with stock powers duly endorsed in blank to the Purchaser at the address set forth for the Purchaser on Schedule III.

         (c) Conditions Not Satisfied. In the event that the Escrow Agent shall not have received a Notice from the Purchaser and the Selling Stockholder on or prior to 5:00 p.m. New York City time on November 18, 1997 (the"Trigger Time"), the Escrow Agent shall, promptly after the Trigger Time, deliver
(i) the Escrow Amount to the Purchaser by wire transfer of immediately funds in accordance with the wire transfer instructions set forth on Schedule III, and (ii) the certificates representing the Shares together with stock powers duly endorsed in blank to the Selling Stockholder at the address set forth for the Selling Stockholder on Schedule II.

         (d) Mutual Agreement. Notwithstanding any of the provisions herein to the contrary,

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the Escrow Agent shall disburse the Escrow Amount (or portions thereof) and the certificates representing the Shares and the stock powers from time to time as the Purchaser and the Selling Stockholder shall jointly notify the Escrow Agent in writing, promptly after receipt by the Escrow Agent of a joint written notice from the Purchaser and the Selling Stockholder. In the event that a written notice given pursuant to the previous sentence directs the Escrow Agent to distribute all or a portion of the Escrow Amount to the Selling Stockholder, the Selling Stockholder shall notify the Escrow Agent in what proportion each is to receive of such distribution.

         Section 5.  Rights, Obligations and Indemnification of
Escrow Agent.

         (a) In performing any of its duties under this Escrow Agreement, or upon the claimed failure to perform its duties hereunder, the Escrow Agent shall not be liable to the Purchaser, the Selling Stockholder, or other third parties for any damages, losses, or expenses which such party may incur as a result of the Escrow Agent so acting, or failing to act; provided, however, that the Escrow Agent shall be liable for damages arising out of its fraud or willful default under this Escrow Agreement. Accordingly, the Escrow Agent shall not incur any liability with respect to (1) any action taken or omitted to be taken in good faith, whether or not acting upon advice of its counsel given with respect to any questions relating to the duties and responsibilities of the Escrow Agent under this Agreement, nor
(2) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, not only as to the document's due execution and to the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained in the document, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of this Agreement. Furthermore, the Escrow Agent shall have no liability for loss arising from any cause beyond its control, including (but not limited to) the following: (1) the act, failure or neglect of any agent or correspondent selected by the Purchaser or Selling Stockholder or either of them, for the remittance of funds, (2) any delay, error, omission or default of any mail, telegraph, cable or wireless agency or operator or (3) the acts or edicts of any government or governmental agency or other group or entity exercising governmental powers.

         (b) The Purchaser and the Selling Stockholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent against any and all fees, losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements which may be imposed by the Escrow Agent or incurred by it in connection with its acceptance of this appointment as Escrow Agent under this Agreement, or the performance of its duties under this Agreement, including without limitation, any litigation arising from this Escrow Agreement or involving the subject matter of this Agreement; except, that if the Escrow Agent shall be found guilty of fraud or willful default under this Agreement then, in that event, the Escrow Agent shall bear all such losses, claims, damages and expenses.

         (c) The Escrow Agent shall be bound only by the terms of this Escrow Agreement and shall not be bound by, or be deemed to have knowledge of any of the terms of, or incur any

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
 liability with respect to the Purchase and Sale
Agreement or any other agreement or understanding to which the Escrow Agent is not a party. The Escrow Agent shall not have any duties under this Agreement except those specifically set forth in this Agreement.

         (d) If any part of the funds deposited under this Agreement is at any time attached, garnished or levied upon under any court order, or if the payment or transfer of any of the funds shall be stayed or enjoined by any court order, or any order, judgment or decree shall be made or entered by any court affecting such funds or any portion thereof, then in any of those events the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any order, writ, judgment or decree which it is advised by legal counsel is binding upon it. The Purchaser and the Selling Stockholder hereby jointly and severally agree to indemnify the Escrow Agent and hold it harmless against any loss, liability or expense of any kind which may result, in whole or in part, from any delay in acting with respect to any binding order, writ, judgment or decree. If the Escrow Agent complies with any binding order, writ, judgment or decree, it shall not be liable to the Selling Stockholder, the Purchaser or any other person, firm or corporation by reason of the Escrow Agent's compliance, even though the order, writ, judgment or decree may subsequently be reversed, modified, annulled, set aside or vacated.

         (e) The Purchaser and Selling Stockholder agree that in addition to any further rights the Escrow Agent may have under this Agreement or otherwise, should any dispute arise with respect to the payment or ownership or right of possession of any of the funds or properties held by the Escrow Agent as contemplated herein, the Escrow Agent is authorized to retain in its possession all or part of the funds or properties until the dispute has been settled either by mutual agreement of all the parties concerned or by a final judicial determination, or the Escrow Agent may in its sole discretion terminate this Escrow Agreement as set forth in Section 5(i).

         (f) The Escrow Agent's activities under this Agreement shall be only those of, or incidental to, a passive ministerial depository and disbursing payer under the terms of this Agreement. In the event of any disagreements or conflicting instructions resulting in adverse claims or demands being made upon the Escrow Agent in connection with this Agreement, or in the event that the Escrow Agent in good faith is in doubt as to what action should be taken under this Agreement, it may, at its option, refuse to comply with any claims or demands on it, or terminate this Escrow Agreement, or refuse to take any other action hereunder, and in any such event, the Escrow Agent shall not be or become liable in any way or to any party for its failure or refusal from acting until all differences shall have been settled and all doubt resolved.



         (g) The Escrow Agent (1) except as otherwise expressly provided in this Agreement, shall have no obligation to make any payment under this Agreement unless all the necessary funds and/or documents have been actually received by the Escrow Agent,
(2) shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of the underlying transactions contemplated in this Agreement or the Assignment Agreement, (3) may rely on and shall be protected in acting upon any certificate, instrument, notice, letter, telegram, telecopy or other document delivered

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
to the Escrow Agent and reasonably believed by the Escrow Agent to be genuine and to have been sent by the proper party or parties and(4) may consult its counsel regarding questions which may arise and the advice or opinion of its counsel shall be conclusive evidence of good faith in respect of any action taken, suffered or omitted by the Escrow Agent under this Agreement in accordance with the advice or opinion of its counsel. However, the Escrow Agent shall be under no obligation to consult with counsel, and failure to do so shall not be evidence of a lack of good faith on the part of the Escrow Agent.

         (h) Except as specifically provided in Section 2, the Escrow Agent shall have no responsibility for the investment of any funds held under this Agreement. The Escrow Agent shall not be liable to the Purchaser or the Selling Stockholder and hereby disclaims any responsibility for any losses or penalties incurred with respect to any investments made under this Agreement. In the event of any loss on any investments made under this Agreement, the Purchaser shall be obligated to pay into escrow under this Agreement an amount equal to the amount of the loss, which amount shall become a part of the Escrow Amount. It is the intention of the parties that, except as otherwise expressly provided in this Agreement, the Escrow Agent shall never be required to use or advance its own funds or otherwise incur financial liability in the performance of its duties or the exercise of any of its rights and powers under this Agreement.

         (i) The Escrow Agent may resign without obtaining the order of any court, by giving at least thirty (30) days prior written notice (unless waived by Purchaser and Selling Stockholder) to the Purchaser and the Selling Stockholder and upon the taking of all actions as described in this Section by the Escrow Agent, the Escrow Agent shall have no further obligations or responsibilities under this Agreement to the Purchaser and the Selling Stockholder or to any other person or persons in connection with this Escrow Agreement. The resignation of the Escrow Agent shall be effective upon the appointment by the Purchaser and the Selling Stockholder of a successor escrow agent; provided, that if the appointment of any successor agent is not made within thirty (30) days of the Escrow Agent's prior written notice of resignation, the Escrow Agent may file an action for interpleader and deposit all funds with a court of competent jurisdiction, all as provided for in Section
5(k). Any successor agent shall be appointed by a written instrument mutually satisfactory to and executed by the Purchaser, the Selling Stockholder, the Escrow Agent and the successor agent. Any successor agent appointed under the provisions of this Escrow Agreement shall have all of the same rights, powers, privileges, immunities and authority with respect to the matters contemplated in this Agreement as are granted in this Agreement to the original Escrow Agent.

         (j) It is not the intention of the parties to this Agreement to create, nor shall this

Escrow Agreement be construed as creating, a partnership or association, or to render the parties to this Agreement liable as partners.

         (k) Notwithstanding any provision in this Agreement to the contrary, in the event of any disagreement or controversy arising under this Agreement or if conflicting demands or notices are made upon the Escrow Agent growing out of or relating to this Agreement or in the event the Escrow Agent in good faith is in doubt as to what action it should take under this Agreement, the Escrow Agent shall have the right, at its election, to withhold and stop all


                    -5-
PAGE
further proceedings in, and performance of, this Agreement and all instructions received under this Agreement and file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring all parties involved to interplead and litigate in that court their claim and rights among themselves and with the Escrow Agent. The foregoing remedy shall be cumulative of any other remedies available to the Escrow Agent provided under this Agreement or in law or at equity. Should any suit or legal proceeding be instituted growing out of or related to this Agreement, whether the suit be initiated by the Escrow Agent or others, the Escrow Agent shall have the right, at its option, to stop all further proceedings under and performance of this Agreement and of all instruction received under this Agreement until all differences shall have been rectified and all doubts resolved by agreement or until the rights of all parties shall have been fully and finally adjudicated.

         Section 6. Fees, Expenses and Charges. The Purchaser and the Selling Stockholder shall be jointly and severally liable for the fees, expenses and charges of the Escrow Agent, including reasonable fees, expenses and charges of counsel engaged by it in connection with the execution of this Agreement and its services under this Agreement, which fees, expenses and charges shall be payable on demand. The Escrow Agent may deduct unpaid fees, expenses and charges from the Escrow Amount. The Purchaser and the Selling Stockholder agree between themselves to bear equally all those fees, expenses and charges.

         Section 7.  Miscellaneous.

         (a) Notices. All other notices, requests and other communications to any party or under this Agreement shall be in writing (including facsimile or similar writing). Each communication shall be given to the party at its address stated on the signature pages of this Agreement or at any other address as the party may specify for this purpose by notice to each other party. Each communication shall be effective when actually received.

         (b) No Waivers; Remedies. No failure or delay by the any party in exercising any right, power or privilege under this Agreement shall operate as a waiver of the right, power or privilege. A single or partial exercise of any right, power or privilege shall not preclude any other or further exercise of the right, power or privilege or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by law.

         (c) Amendments, Etc. No amendment, modification, termination, or waiver of any provision of this Agreement and no consent to any departure by a party from any provision of this Agreement, shall be effective unless it shall be in writing and signed and delivered by the other party, and then it shall be effective only in the specific instance and for the specific purpose for which it is given.

         (d) Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns. This Agreement shall not be assignable by any of the parties to this Agreement without the prior written consent of each other party.

PAGE

         (e) Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware. All rights and obligations of the parties shall be in addition to and not in limitation of those provided by applicable law.

         (f) Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if all signatures were on the same instrument.

         (g) Severability of Provisions. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of the prohibition or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of the provision in any other jurisdiction.

         (h) Headings and References. Section headings in this Agreement are included for the convenience of reference only and do not constitute a part of this Agreement for any other purpose.

                            [SIGNATURE PAGE FOLLOWS]

PAGE

                       SIGNATURE PAGE TO ESCROW AGREEMENT

         IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                     CALIFORNIA HOUSING FINANCE, L.P.

                 By:    California Housing Finance L.L.C.
                         Its General Partner


                  By: Farallon Capital Management, L.L.C.
                      Its Manager





               By:/s/ Steve Millham
               Steve Millham
               Managing Member





                                CPH3, LLC




                              By: /s/ Hadi Makarechian
                              Hadi Makarechian
                               Member





                                 CPH2, LLC






                     By:/s/ Hadi Makarechian
                     Hadi Makarechian
                     Member


                                 NATIONSBANK, N.A.



                             By: /s/ David Huffman
                             Name: David Hufman
                             Title: V.P.

PAGE

    EXHIBIT A

           to

ESCROW AGREEMENT

                                     Notice

NationsBank, N.A.
730 15th Street, N.W.
Washington, DC  20005

         In accordance with the provisions of Section 4(b) of that certain Escrow Agreement (the "Escrow Agreement", capitalized terms used but not defined in this certificate have the meanings ascribed to them in the Escrow Agreement), dated as of September 29, 1997, among California Housing Finance, L.P. (the "Purchaser"), CPH2, LLC and CPH3, LLC (collectively, the "Selling Stockholder") and NationsBank, N.A., as escrow agent (the "Escrow Agent"), the Purchaser and the Selling Stockholder hereby certify that the Condition set forth in Section 4(b) has been satisfied and that the Escrow Agent shall deliver
(a) the Escrow Amount to each Selling Stockholder in such proportions as the Selling Stockholder shall state in writing to the Escrow Agent, and (b) the certificates representing the Shares to the Purchaser, all as set forth in Section 4(b) of the Escrow Agreement.

                  CALIFORNIA HOUSING FINANCE, L.P.

                 By:    California Housing Finance L.L.C.
                         Its General Partner


                  By: Farallon Capital Management, L.L.C.,
                      Its Manager



               By: ------------------------------------------


                                 Steve Millham
                                 Managing Member

                                 CPH3, LLC



By:------------------------------------------


                                     Hadi Makarechian
                                     Member

                                 CPH2, LLC



By:------------------------------------------
                     Hadi Makarechian
                     Member

PAGE

                               SCHEDULE I

                      to
                          ESCROW AGREEMENT




                        Escrow Account Wire Instructions

                         [To be provided prior to Closing]

PAGE

                         SCHEDULE II
                                  to
                    ESCROW AGREEMENT


                   Address and Wire Instructions for Purchaser

          [To be provided prior to Closing]

PAGE

                                    SCHEDULE III
                                              to
                                ESCROW AGREEMENT

              Address and Wire Instructions for Selling
Stockholder

          [To be provided prior to Closing]